MASSACHUSETTS FINANCIAL SERVICES COMPANY

500 BOYLSTON STREET • BOSTON • MASSACHUSETTS  02116-3741

617 • 954-5000

April 10, 2007

VIA EDGAR

United States Securities & Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Ladies and Gentlemen:

Pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended, enclosed herewith for filing are the following documents:

1.               Copies of the executed bonds:

a.     National Union Fire Insurance Company of Pittsburgh, PA – Bond No. 874-25-14;

b.     CNA Excess Bond – Bond No. 169931271;

c.     Fidelity and Deposit Company of Maryland Excess Bond – Bond No. FIB 0005919-03;

d.     Fidelity and Deposit Company of Maryland Excess Bond – Bond No. FIB 0006362-01;

e.     Great American Insurance Company Excess Bond– Bond No. FS 554-47-26-01;

f.      ICI Mutual Insurance Company Excess Bond– Bond No. 87067106B; and

g.     Zurich American Insurance Company Excess Bond – Bond No. EOC 5871154 04.

2.               A copy of the resolution of the Board of Trustees approving the form and amount of the bonds:

a.     Certificate of Assistant Secretary for MFS Series Trust XIV, dated February 27, 2007; and

b.              Certificate of Assistant Secretary for MFS Series Trust I, II, III, IV, V, VI, VII, VIII, IX, X, XI, XII, XIII, MFS Municipal Series Trust, MFS Variable Insurance Trust, MFS Institutional Trust, Massachusetts Investors Trust, Massachusetts Investors Growth Stock Fund, MFS Growth Opportunities Fund, MFS Government Limited Maturity Fund, MFS Government Markets Income Trust, MFS Intermediate Income Trust, MFS Charter Income Trust, MFS Special Value Trust, MFS Municipal Income Trust and MFS Multimarket Income Trust

c.     Certificate of Assistant Secretary for MFS/Sun Life Series Trust & Compass Accounts, dated October 23, 2006

3.               Fidelity Bond Claim Agreement, dated November 1, 1993, as amended and restated June 12, 2002 (and Exhibit A, as of February 27, 2007), between the investment company and all other parties to the joint insured bonds entered into pursuant to paragraph (f) of the Rule.

Had each of the Funds listed below on Attachment A not been named as an insured under the joint insured bonds in effect, it is estimated that each Fund would have been required to maintain coverage under the Rule as set forth on Attachment B.

The premium on the above-mentioned bonds has been paid from November 1, 2006 to November 1, 2007.

Very truly yours,

/s/ Susan S. Newton
Susan S. Newton
Assistant Secretary and Assistant Clerk

/bjn
Attachments

ATTACHMENT A

MFS SERIES TRUST I (File Nos. 33-7638 and 811-4777)

MFS Cash Reserve Fund (“MCF”)

MFS Core Equity Fund (“RGI”)

MFS Core Growth Fund (CGF”)

MFS New Discovery Fund (“NDF”)

MFS Research International Fund (“RIF”)

MFS Strategic Growth Fund (“AGF”)

MFS Technology Fund (“SCT”)

MFS Value Fund (“EIF”)

MFS® SERIES TRUST II (File Nos. 33-7637 and 811-4775)

MFS Emerging Growth Fund (“MEG”)

MFS® SERIES TRUST III (File Nos. 2-60491 and 811-2794)

MFS High Income Fund (“MFH”)

MFS High Yield Opportunities Fund (“HYO”)

MFS Municipal High Income Fund (“MMH”)

MFS® SERIES TRUST IV (File Nos. 2-54607 and 811-2594)

MFS Government Money Market Fund (“MMG”)

MFS Mid Cap Growth Fund (“OTC”)

MFS Money Market Fund (“MMM”)

MFS Municipal Bond Fund (“MMB”)

MFS® SERIES TRUST V (File Nos. 2-38613 and 811-2031)

MFS International New Discovery Fund (“MIO”)

MFS Research Fund (“MFR”)

MFS Total Return Fund (“MTR”)

MFS® SERIES TRUST VI (File Nos. 33-34502 and 811-6102)

MFS Global Equity Fund (“MWE”)

MFS Global Total Return Fund (“MWT”)

MFS Utilities Fund (“MMU”)

MFS® SERIES TRUST VII (File Nos. 2-68918 and 811-3090)

MFS Capital Opportunities Fund (“MVF”)

MFS® SERIES TRUST VIII (File Nos. 33-37972 and 811-5262)

MFS Global Growth Fund (“WGF”)

MFS Strategic Income Fund (“MSI”)

MFS® SERIES TRUST IX (File Nos. 2-50409 and 811-2464)

MFS Bond Fund (“MFB”)

MFS Inflation-Adjusted Bond Fund (“IAB”)

MFS Intermediate Investment Grade Bond Fund (“IBF”)

MFS Limited Maturity Fund (“MLM”)

MFS Municipal Limited Maturity Fund (“MML”)

MFS Research Bond Fund (“RBF”)

MFS Research Bond Fund J (“RBJ”)

MFS® SERIES TRUST X (File Nos. 33-1657 and 811-4492)

MFS Aggressive Growth Allocation Fund (“AGG”)

MFS Conservative Allocation Fund (“CON”)

MFS Emerging Markets Debt Fund (“EMD”)

MFS Emerging Markets Equity Fund (“FEM”)

MFS Floating Rate High Income Fund (“FRH”)

MFS Growth Allocation Fund (“GRO”)

MFS International Diversification Fund (“MDI”)

MFS International Growth Fund (“FGF”)

MFS International Value Fund (“FGI”)

MFS Moderate Allocation Fund (“MOD”)

MFS New Endeavor Fund (“NEF”)

MFS Strategic Value Fund (“SVF”)

MFS® SERIES TRUST XI (File Nos. 33-68310 and 811-7992)

MFS Mid Cap Value Fund (“MDV”)

MFS Union Standard Equity Fund (“UNE”)

MFS® SERIES TRUST XII (File Nos. 333-126328 and 811-21780)

MFS Lifetime 2010 Fund (“ML1”)

MFS Lifetime 2020 Fund (“ML2”)

MFS Lifetime 2030 Fund (“ML3”)

MFS Lifetime 2040 Fund (“ML4”)

MFS Lifetime Retirement Income Fund (“LRT”)

MFS Sector Rotational Fund (“MSR”)

MFS® SERIES TRUST XIII (File Nos. 2-74959 and 811-3327)

MFS Diversified Income Fund (“DIF”)

MFS Government Securities Fund (“MGS”)

MFS® SERIES TRUST XIV (File No. 811-22033)

MFS Institutional Money Market Portfolio (“IMM”)

MFS Institutional Municipal Money Market Portfolio (“IML”)

MFS® MUNICIPAL SERIES TRUST (File Nos. 2-92915 and 811-4096)

MFS Alabama Municipal Bond Fund (“MAL”)

MFS Arkansas Municipal Bond Fund (“MAR”)

MFS California Municipal Bond Fund (“MCA”)

MFS Florida Municipal Bond Fund (“MFL”)

MFS Georgia Municipal Bond Fund (“MGA”)

MFS Maryland Municipal Bond Fund (“MMD”)

MFS Massachusetts Municipal Bond Fund (“MMA”)

MFS Mississippi Municipal Bond Fund (“MMP”)

MFS Municipal Income Fund (“MMI”)

MFS New York Municipal Bond Fund (“MNY”)

MFS North Carolina Municipal Bond Fund (“MNC”)

MFS Pennsylvania Municipal Bond Fund (“MPA”)

MFS South Carolina Municipal Bond Fund (“MSC”)

MFS Tennessee Municipal Bond Fund (“MTN”)

MFS Virginia Municipal Bond Fund (“MVA”)

MFS West Virginia Municipal Bond Fund (“MWV”)

MFS® VARIABLE INSURANCE TRUST (File Nos. 33-74668 and 811-8326)

MFS Capital Opportunities Series (“VVS”)

MFS Emerging Growth Series (“VEG”)

MFS Global Equity Series (“VGE”)

MFS High Income Series (“VHI”)

MFS Investors Growth Stock Series (“VGS”)

MFS Investors Trust Series (“VGI”)

MFS Mid Cap Growth Series (“VMG”)

MFS Money Market Series (“VMM”)

MFS New Discovery Series (“VND”)

MFS Research Bond Series (“VFB”)

MFS Research International Series (“VRI”)

MFS Research Series (“VFR”)

MFS Strategic Income Series (“VWG”)

MFS Total Return Series (“VTR”)

MFS Utilities Series (“VUF”)

MFS Value Series (“VLU”)

MFS® INSTITUTIONAL TRUST (File Nos. 33-37615 and 811-6174)

MFS Institutional International Equity Fund (“IIE”)

MFS Institutional International Research Equity Fund (“IRE”)

MFS Institutional Large Cap Growth Fund (“ILC”)

MFS Institutional Large Cap Value Fund (“ILV”)

STAND-ALONE FUNDS:

Massachusetts Investors Trust (“MIT”) (File Nos. 2-11401 and 811-203)

Massachusetts Investors Growth Stock Fund (“MIG”) (File Nos. 2-14677 and 811-859)

MFS Growth Opportunities Fund (“MGO”) (File Nos. 2-36431 and 811-2032)

MFS Government Limited Maturity Fund (“MGL”) (File Nos. 2-96738 and 811-4253)

CLOSED-END FUNDS:

MFS Government Markets Income Trust (“MGF”) (File Nos. 33-12945 and 811-5078)

MFS Intermediate Income Trust (“MIN”) (File Nos. 33-19364 and 811-5440)

MFS Charter Income Trust (“MCR”) (File Nos. 33-29012 and 811-5822)

MFS Special Value Trust (“MFV”) (File Nos. 33-31346 and 811-5912)

MFS Municipal Income Trust (“MFM”) (File Nos. 33-8850 and 811-4841)

MFS Multimarket Income Trust (“MMT”) (File Nos. 33-11246 and 811-4975)

COMPASS VARIABLE ACCOUNTS:

Capital Appreciation Variable Account (“CAVA”) (File Nos. 33-19632 and 811-3561)

Global Governments Variable Account (“WGVA”) (File Nos. 33-19629 and 811-5450)

Government Securities Variable Account (“GSVA”) (File Nos. 33-19630 and 811-4009)

High Yield Variable Account (“HYVA”) (File Nos. 33-19631 and 811-3562)

Money Market Variable Account (“MMVA”) (File Nos. 33-19628 and 811-3563)

Total Return Variable Account (“TRVA”) (File Nos. 33-19626 and 811-5448)

MFS® SUN/LIFE SERIES TRUST (File Nos. 2-83616 and 811-3732)

Bond Series (“BDS”)

Capital Appreciation Series (“CAS”)

Capital Opportunities Series (“VAL”)

Core Equity Series (“RGS”)

Emerging Growth Series (“EGS”)

Emerging Markets Equity Series (“FCE”)

Global Governments Series (“WGS”)

Global Growth Series (“WGO”)

Global Total Return Series (“WTS”)

Government Securities Series (“GSS”)

High Yield Series (“HYS”)

International Growth Series (“FCI”)

International Value Series (“FCG”)

Massachusetts Investors Growth Stock Series (“MIS”)

Massachusetts Investors Trust Series (“CGS”)

Mid Cap Growth Series (“MCS”)

Mid Cap Value Series (“MVS”)

Money Market Series (“MKS”)

New Discovery Series (“NWD”)

Research International Series (“RSS”)

Research Series (“RES”)

Strategic Growth Series (“SGS”)

Strategic Income Series (“SIS”)

Strategic Value Series (“SVS”)

Technology Series (“TKS”)

Total Return Series (“TRS”)

Utilities Series (“UTS”)

Value Series (“EIS”)

ATTACHMENT B

REQUIRED FIDELITY BOND COVERAGE

MFS® SERIES TRUST I

MCF	$750,000.00
RGI	750,000.00
CGF	1,000,000.00
NDF	1,000,000.00
RIF	2,300,000.00
AGF	1,500,000.00
SCT	525,000.00
EIF	2,500,000.00

MFS® SERIES TRUST II

MEG	$2,100,000.00

MFS® SERIES TRUST III

MFH	$1,250,000.00
HYO	900,000.00
MMH	1,500,000.00

MFS SERIES TRUST IV

MMG	$250,000.00
OTC	1,250,000.00
MMM	1,000,000.00
MMB	1,250,000.00

MFS® SERIES TRUST V

MIO	$2,500,000.00
MFR	1,900,000.00
MTR	2,500,000.00

MFS® SERIES TRUST VI

MWE	$900,000.00
MWT	900,000.00
MMU	1,700,000.00

MFS® SERIES TRUST VII

MVF	$1,250,000.00

MFS® SERIES TRUST VIII

WGF	$750,000.00
MSI	750,000.00

REQUIRED FIDELITY BOND COVERAGE

MFS® SERIES TRUST IX

MFB	$1,250,000.00
IAB	225,000.00
IBF	750,000.00
MLM	900,000.00
MML	600,000.00
RBF	1,700,000.00
RBJ	600,000.00

MFS® SERIES TRUST X

AGG	$1,250,000.00
CON	900,000.00
EMD	600,000.00
FEM	750,000.00
FRH	600,000.00
GRO	1,700,000.00
MDI	1,250,000.00
FGF	1,000,000.00
FGI	1,000,000.00
MOD	1,700,000.00
NEF	750,000.00
SVF	1,000,000.00

MFS® SERIES TRUST XI

MDV	$1,000,000.00
UNE	400,000.00

MFS® SERIES TRUST XII

ML1	$150,000.00
ML2	225,000.00
ML3	200,000.00
ML4	150,000.00
LRT	125,000.00
MSR*

*MFS Sector Rotational Fund became available for sale on January 3, 2007; required coverage is not yet applicable.

MFS® SERIES TRUST XIII

MGS	$1,250,000.00
DIF	400,000.00

REQUIRED FIDELITY BOND COVERAGE

MFS® SERIES TRUST XIV

IMM*
IML**

*                 MFS Institutional Money Market Portfolio became available for sale on March 15, 2007, required coverage is not yet applicable.

**          MFS Institutional Municipal Money Market Portfolio is not currently operational.

MFS® MUNICIPAL SERIES TRUST

MAL	$450,000.00
MAR	525,000.00
MCA	750,000.00
MFL	450,000.00
MGA	400,000.00
MMD	525,000.00
MMA	600,000.00
MMP	450,000.00
MMI	750,000.00
MNY	600,000.00
MNC	750,000.00
MPA	525,000.00
MSC	600,000.00
MTN	525,000.00
MVA	750,000.00
MWV	525,000.00

MFS® VARIABLE INSURANCE TRUST

VVS	$525,000.00
VEG	900,000.00
VGE	350,000.00
VHI	750,000.00
VGS	750,000.00
VGI	1,000,000.00
VMG	600,000.00
VMM	100,000.00
VND	900,000.00
VFB	400,000.00
VRI	300,000.00
VFR	750,000.00
VWG	350,000.00
VTR	2,300,000.00
VUF	1,250,000.00
VLU	750,000.00

REQUIRED FIDELITY BOND COVERAGE

MFS® INSTITUTIONAL TRUST

IIE	$1,700,000.00
IRE	600,000.00
ILC*	300,000.00
ILV	525,000.00

*MFS Institutional Large Cap Growth Fund was terminated on December 28, 2006.

MASSACHUSETTS INVESTORS TRUST (“MIT”)

MIT	$2,500,000.00

MASSACHUSETTS INVESTORS GROWTH STOCK FUND (“MIG”)

MIG	$2,500,000.00

MFS® GROWTH OPPORTUNITIES FUND (“MGO”)

MGO	$750,000.00

MFS® GOVERNMENT LIMITED MATURITY FUND (“MGL”)

MGL*	$600,000.00

*MFS Government Limited Maturity was terminated on November 20, 2006.

MFS® GOVERNMENT MARKETS INCOME TRUST (“MGF”)

MGF	$750,000.00

MFS® INTERMEDIATE INCOME TRUST (“MIN”)

MIN	$1,000,000.00

MFS® CHARTER INCOME TRUST (“MCR”)

MCR	$900,000.00

MFS® SPECIAL VALUE TRUST (“MFV”)

MFV	$400,000.00

MFS® MUNICIPAL INCOME TRUST (“MFM”)

MFM	$750,000.00

REQUIRED FIDELITY BOND COVERAGE

MFS® MULTIMARKET INCOME TRUST (“MMT”)

MMT	$900,000.00

CAPITAL APPRECIATION VARIABLE ACCOUNT (“CAVA”)

CAVA	$600,000.00

GLOBAL GOVERNMENTS VARIABLE ACCOUNT (“WGVA”)

WGVA	$175,000.00

GOVERNMENT SECURITIES VARIABLE ACCOUNT (“GSVA”)

GSVA	$450,000.00

HIGH YIELD VARIABLE ACCOUNT (“HYVA”)

HYVA	$400,000.00

MONEY MARKET VARIABLE ACCOUNT (“MMVA”)

MMVA	$400,000.00

TOTAL RETURN VARIABLE ACCOUNT (“TRVA”)

TRVA	$600,000.00

REQUIRED FIDELITY BOND COVERAGE

MFS® SUN/LIFE SERIES TRUST

BDS	$600,000.00
CAS	900,000.00
VAL	600,000.00
RGS	450,000.00
EGS	750,000.00
FCE	450,000.00
WGS	350,000.00
WGO	600,000.00
WTS	600,000.00
GSS	900,000.00
HYS	750,000.00
FCI	600,000.00
FCG	525,000.00
MIS	750,000.00
CGS	1,250,000.00
MCS	450,000.00
MVS	300,000.00
MKS	750,000.00
NWD	750,000.00
RSS	600,000.00
RES	750,000.00
SGS	400,000.00
SIS	450,000.00
SVS	175,000.00
TKS	250,000.00
TRS	1,700,000.00
UTS	750,000.00
EIS	750,000.00

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA.

(A Stock Insurance Company, herein Called the Underwriter)

175 Water Street

New York, NY 10038

POLICY NUMBER	965-27-31
Bond No. 874-25-14
DECLARATIONS:

Item 1.	Name of Insured (herein called Insured):	MASSACHUSETTS
FINANCIAL SERVICES
COMPANY

	Principal Address	500 BOLYSTON ST
BOSTON, MA 02116-6374

Item 2.            Bond Period: from 12:01a.m. November 1, 2006 to November 1, 2007 the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.

Item 3.            Limit of Liability—Subject to Sections 9, 10 and 12 hereof,

Amount applicable to	Limit of
Single Loss Coverage Forms	Liability	Deductible
Insuring Agreement A (FIDELITY)	$45,000,000	$100,000
Insuring Agreement B (AUDIT EXPENSE)	$25,000	$5,000
Insuring Agreement C (ON PREMISES)	$45,000,000	$100,000
Insuring Agreement D (IN TRANSIT)	$45,000,000	$100,000
Insuring Agreement E (FORGERY OR ALTERATION)	$45,000,000	$100,000
Insuring Agreement F (SECURITIES)	$45,000,000	$100,000
Insuring Agreement G (COUNTERFEIT CURRENCY)	$45,000,000	$100,000
Insuring Agreement H (STOP PAYMENT)	$25,000	$5,000
Insuring Agreement I (UNCOLLECTIBLE ITEMS OF DEPOSIT)	$25,000	$5,000
Insuring Agreement J (COMPUTER SYSTEMS FRAUD)	$45,000,000	$100,000
Insuring Agreement K (UNAUTHORIZED SIGNATURES)	$45,000,000	$100,000

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4.            Offices or Premises Covered—Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured’s offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: No Exceptions.

Item 5.            The liability of the Underwriter is subject to the terms of the following riders attached hereto:
Endorsement# 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, And 21

Item 6.            The Insured by the acceptance of this bond gives to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) 494-50-64 such termination or cancellation to be effective as of the time this bond becomes effective.

PREMIUM:           $93,089

Authorized Representative

INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

(A)          FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

(a)       to cause the Insured to sustain such loss; and

(b)       to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

(B)           AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

(C)           ON PREMISES

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

Offices and Equipment

(1)       Loss of or damage to, furnishings, fixtures, stationery, supplies or equipment, within any of the Insured’s offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or holdup of such office, or attempt thereat, or by vandalism or malicious mischief; or

(2)       loss through damage to any such office by Larceny or theft in, or by burglary, robbery or holdup of such office or attempt thereat, or to the interior of any such office by vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage, always excepting, however, all loss or damage through fire.

(D)          IN TRANSIT

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, holdup, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(E)           FORGERY OR ALTERATION

Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit. promissory notes, or other written promises, orders or directions to pay sums certain in money,  due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stockbroker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F)           SECURITIES

Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1)       through the Insured’s having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities,  documents or other written instruments which prove to have been

(a)   counterfeited, or

(b)   forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or

(c)   raised or otherwise altered, or lost, or stolen, or

(2)       through the Insured’s having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (E) hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

The word “counterfeited” as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically produced facsimile signatures are treated the same as handwritten signatures.

(G)           COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

(H)          STOP PAYMENT

Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber.

(I)            UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer’s, shareholder’s or subscriber’s account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured’s agent to such customer’s, shareholder’s or subscriber’s Mutual Fund Account; or

loss resulting from any Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

This Insuring Agreement applies to all Mutual Funds with “exchange privileges” if all Fund(s) in the exchange program are insured by a National Union Fire Insurance Company of Pittsburgh, PA for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

GENERAL AGREEMENTS

A .           ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION OR MERGER-NOTICE

1.         If the Insured shall, while this bond is in force,

establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

2.         If an Investment Company, named as Insured herein,  shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

B.            WARRANTY

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

C.            COURT COSTS AND ATTORNEYS’ FEES

(Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond)

The Underwriter will indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured’s liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

(1)       an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or

(2)       an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

(3)       in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter’s election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured’s name, through attorneys of the Underwriter’s selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the amount of the Insured’s liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys’ fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement or Coverage.

D.            FORMER EMPLOYEE

Acts of an Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured’s employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

THE FOREGOING INSURING AGREEMENTS AND

GENERAL AGREEMENTS ARE SUBJECT TO

THE FOLLOWING CONDITIONS

AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms, as used in this bond, shall have the respective meanings stated in this Section:

(a)       “Employee” means:

(1)   any of the Insured’s officers, partners, or employees, and

(2)   any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of such predecessor. and

(3)   attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured, and

(4)   guest students pursuing their studies or duties in any of the Insured’s offices, and

(5)   directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and

(6)   any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and

(7)   each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Sub-section (9) hereof, and

(8)   those persons so designated in Section 15, Central Handling of Securities, and

(9)   any officer, partner or Employee of

a)         an investment advisor,

b)        an underwriter (distributor),

c)         a transfer agent or shareholder accounting record-keeper, or

d)        an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in Sub-Sections (6) and of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.

Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

(b)       “Property” means money (i.e.. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c)       “Forgery” means the signing of the name of another with intent to deceive; it does not include the signing of one’s own name with or without authority, in any capacity, for any purpose.

(d)       “Larceny and Embezzlement” as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

(e)       “Items of Deposit” means any one or more checks and drafts. Items of Deposit shall not be deemed uncollectible until the Insured’s collection procedures have failed.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

(a)       loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (E), (F) or (G).

(b)       loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c)       loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

(d)       loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

(e)       loss resulting from the complete or partial non-payment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses. unless such loss is covered under Insuring Agreement (A), (E) or (F).

(f)        loss resulting from any violation by the Insured or by any Employee

(1)       of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or

(2)       of any rule or regulation made pursuant to any such law, unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g)       loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured’s contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company’s service, and then this bond shall cover only such excess.

(h)       potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).

(i)        all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.

(j)        loss through the surrender of Property away from an office of the Insured as a result of a threat

(1)       to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2)       to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).

(k)       all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement (B).

(l)        loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

(m)      any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured’s rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS -NOTICE -PROOF-
                     LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured’s proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys’ fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured

(a)       becomes aware of facts, or

(b)       receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.

SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.

If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured’s rights, title and interests in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BLANKET BOND subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-

ACCUMULATION OF LIABILITY

AND TOTAL LIABILITY

At all times prior to termination hereof this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from

(a)       any one act of burglary, robbery or holdup, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

(b)       any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or

(c)       all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or

(d)       all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

(e)       any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) of Section 9, NON-REDUCTION AND NON- ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the Insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington. D.C. prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured. or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate

(a)       as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (See Section 16[d]), or

(b)       as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

(c)       as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION

   OR CANCELLATION

At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately;

(a)       on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

(b)       upon takeover of the Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured’s interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words “Employee” and “Employees” shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Ex- change and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured’s share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured’s share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgement in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured’s share of such excess loss(es) shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured’s rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

SECTION 16. ADDITIONAL COMPANIES

INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

(a)       the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them,

(b)       the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement,

(c)       the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured,

(d)       knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall for the purposes of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured, and

(e)       if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the Insured’s obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a)       the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

(b)       the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(c)       the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

Failure to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION

This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter’s Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the Declarations Page.

Endorsement No. 1

This endorsement, effective 12:01 AM November 1, 2006 forms a part of

Policy number 966-27-31

Issued to MASSACHUSETTS FINANCIAL SERVICES COMPANY

By           National Union Fire Insurance Company of Pittsburgh, Pa.

THIS ENDORSEMENT CHANGES THE POLICY, PLEASE READ IT CAREFULLY.

COVERAGE TERRITORY ENDORSEMENT

Payment of loss under this policy shall only be made in full compliance with all United States of America economic or traded sanction laws or regulations, including , but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department Office of Foreign Assets Control (OFAC).

Authorized Representative

ENDORSEMENT NO. 2

This endorsement, effective 12:01 am November 1, 2006 forms a part of

Policy number 965-27-31

Issued to MASSACHUSETTS FINANCIAL SERVICES COMPANY

by           National Union Fire Insurance Company of Pittsburgh, Pa.

Amend Definition of Employee

It is agreed that:

1.             Section 1. DEFINITIONS , Subsection (a) “Employee”, is amended by adding the following:

(10)         any consultants and independent contractors that have a valid employment contract with the Insured.

2.             Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations , conditions or agreements of the attached bond other than as \

above stated.

Authorized Representative

ENDORSEMENT NO. 3

This endorsement effective 12:01 am November 1, 2006 forms a part of

Policy number 965-27-31

Issued to MASSACHUSETTS FINANCIAL SERVICES COMPANY

by           National Union Fire Insurance Company of Pittsburgh, Pa.

Amended Counterfeit Currency

It is agreed that:

1.                                       INSURING AGREEMENTG “Counterfeit Currency” is deleted in its entirety and added with the following:

2.                                       The Underwriter Shall be liable under the attached Bond for:

Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit

Money, Coin or Currency of the United States of America, Canada or any other country.

3.                                       Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than above stated.

by
Authorized Representative

ENDORSEMENT# 4

This endorsement, effective 12:01 AM November 1, 2006 forms a part of policy number 965-27-31

Issued to:  MASSACHUSETTS FINANCIAL SERVICES COMPANY

by           National Union Fire Insurance Company of Pittsburgh, Pa.

It is agreed that:

1.                                       The attached bond is hereby amended by deleting Section 13., TERMINATION, in its entirety and substituting the following:

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, DC. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, DC prior to 90 days before the effective date of termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

This bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, DC.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This bond shall terminate:

a.               as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement, on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, DC (see Section 16(d)) and to the Insured Investment Company; or

b.              as to any Employee 90 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee; or

c.               as to any person, who is a partner, officer or employee of any Electronic data processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement, in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

2.                                       Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

Endorsement No. 5

This endorsement, effective 12:01 AM November 1, 2006 forms a part of

Policy number 965-27-31

Issued to MASSACHUSETTS FINANCIAL SERVICES COMPANY

By           National Union Fiore Insurance Company of Pittsburgh, Pa.

Automated Phone System

1. By adding the following INSURING AGREEMENT:

AUTOMATED PHONE SYSTEM

Loss resulting directly from the Insured having transferred funds on the faith of any Automated Phone System (APS) Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive. In order for coverage to apply under this INSURING CLAUSE the INSURED shall maintain and follow all APS Designated Procedures with respect to APS Transactions. The isolated failure of the INSURED to maintain and follow a particular APS Designated Procedure in a particular instance will not preclude coverage under this INSURING CLAUSE subject to the exclusions herein and in the Bond.

2. By adding to the DEFINITIONS SECTION, the following:

Automated Phone System or APS means an automated system which receives and converts to executable instructions transmissions over the telephone through use of a touch-tone keypad or other tone system or voice recognition system; and always excluding transmissions from a computer system or part thereof.

APS Transaction means any APS Purchase, APS Redemption, APS Election or APS Exchange.

APS Purchase means any purchase of shares issued by an Investment Company which is requested through an Automated Phone System.

APS Redemption means any redemption of shares issued by an Investment Company which is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad or voice recognition system.

APS Election means any election concerning various account features available to Fund shareholders which is made over the telephone by means of information transmitted by an individual caller through use of a telephone keypad or voice recognition system. These features include account statements. auto exchange, auto asset builder, automatic withdrawal, dividend/capital gain options. dividend sweep. telephone balance consent and change of address.

APS Exchange means any exchange of shares in a registered account of one Fund into shares in an account with the same tax identification number and same ownership-type code of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested over the telephone by means of information transmitted by an Individual caller through use of a telephone keypad or voice recognition system.

APS Designated Procedures means all of the following procedures:

(1) Election in Application  No APS Redemption shall be executed unless the shareholder to whose account such an APS Redemption relates has previously elected to permit Telephone Redemptions.

(2) Logging: All APS Purchases, Redemptions or Exchanges shall be logged or otherwise recorded and the records shall be retained for at least six (6) months.

(a) Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

(3) Identity Test: The caller in any request for an APS Transaction, must first input his/her account number, the last four digits of his/her social security number, and finally, his/her personal identification number (“PIN”). It is proposed that in addition to this procedure, a customer may:

(1) Begin by saying or pressing his/her account number, then say or press his/her PIN, or

(2) Begin by saying or pressing his/her social security number, then say or press his/her PIN and lastly, say name of fund or account number (or press account number).

(3) Limited attempts to Enter PIN: If the caller fails to enter a correct PIN within (3) three attempts, the caller must not be allowed additional attempts during the same telephone call to enter the PIN. The caller may either be instructed to redial a customer service representative or may be immediately connected to such a representative.

(4)  Written Confirmation: A written confirmation of any APS Purchase, Redemption, Exchange or change of address shall be mailed to the shareholder(s) to whose account such transaction relates, at the record address, by the end of the insured’s next regular processing cycle, but in no event later than five (5) business days following such APS Transaction.

(5) Access to APS Equipment: Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner: The Shareholder Services Group, Inc., accesses the hardware housing the Mutual Fund On-Line system which effects transactions.

3.               By adding the following SECTION after Section C., EXCLUSIONS APPLICABLE TO ALL INSURING AGREEMENTS EXCEPT (A) FIDELITY, (D) IN TRANSIT, (F) SECURITIES:

SECTION E. SPECIFIC EXCLUSION- APPLICABLE TO AUTOMATED PHONE SYSTEMS INSURING AGREEMENT:

This bond does not directly or indirectly cover under AUTOMATED PHONE SYSTEMS INSURING AGREEMENT:

Any loss resulting from:

(1) The redemption of shares, where the proceeds of such redemption are made payable to other than (i) the shareholder of record, or (ii) a person designated to receive redemption proceeds, or (iii) a bank account designated to receive redemption proceeds, or

(2) The redemption of shares, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been (i) designated by voice over the telephone or in writing without a signature guarantee. In either case at least thirty (30) days prior to such redemption, or (ii) designated, or (iii) verified by any other procedures which may be stated below in this Endorsement, or

(3) The redemption of shares, where the proceeds of such redemption are paid by wire transfer to other than the shareholders designated bank account of record, or

(4) The intentional failure to adhere to one or more APS Designated Procedures.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Authorized Representative

ENDORSEMENT# 6

This endorsement, effective 12:01 AM November 1, 2006 forms a part of policy number 965-27-31

Issued to: MASSACHUSETTS FINANCIAL SERVICES COMPANY

by           National Union Fire Insurance Company of Pittsburgh, Pa.

Cancellation Notice

It is agreed that:

1.                                       The Underwriter will mark its records to indicate that the Department of Member Firms of New York Stock Exchange is to be notified promptly concerning the cancellation, termination or substantial modification of the attached bond, whether at the request of the Insured or the Underwriter, and will use its best efforts to so notify said Department shall not impair or delay the effectiveness of any such cancellation, termination or modification.

2.                                       Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached policy other than as stated above.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT# 7

This endorsement, effective 12:01 AM November 1, 2006 forms a part of policy number 965-27-31

Issued to: MASSACHUSETTS FINANCIAL SERVICES COMPANY

by           National Union Fire Insurance Company of Pittsburgh, Pa.

Claims Expense

It is agreed that:

1.                                       The attached bond is hereby amended by adding to it an additional Insuring Agreement as follows:

Reasonable expenses necessarily incurred and paid by the Insured in preparing any valid claim for loss, as defined in Insuring Agreements A, B, C, D, E, and F, and any other valid coverage added by rider, which loss exceeds the Single Loss Deductible Amount of $2,500. The Underwriter’s maximum liability for such expenses paid by the Insured in preparing any one such claim shall be limited to $50,000; a $2,500 deductible will apply to each and every loss.

2.                                       Exclusion (k) is hereby deleted in its entirety

3.                                       Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached policy other than as above stated.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT# 8

This endorsement, effective 12:01 AM November 1, 2006 forms a part of policy number  965-27-31

Issued to:  MASSACHUSETTS FINANCIAL SERVICES COMPANY

by           National Union Fire Insurance Company of Pittsburgh, Pa.

Computer Systems Fraud

It is agreed that:

1. The attached bond is amended by adding an additional Insuring Agreement as follows:

COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1) entry of data into, or

(2) change of data elements or programs within

a Computer System; provided the fraudulent entry or change causes

(a) Property to be transferred, paid or delivered,

(b) an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(c) an unauthorized account or a fictitious account to be debited or credited;

(3) voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone; and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to:

(a) cause the Insured or its agent(s) to sustain a loss, and

(b) obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit,

(c) and further provided such voice instructions or advices:

(i) were made by a person who purported to represent an individual authorized to make such voice instructions or advices; and

(ii) were electronically recorded by the Insured or its agent(s).

(4) It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record a conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

SCHEDULE OF SYSTEMS

Insureds Proprietary System

2. As used in this Rider, Computer System means

(a)          computers with related peripheral components, including storage components, wherever located,

(b)         systems and applications software,

(c)          terminal devices,

(d)         related communication networks or customer communication systems, and

(e)          related Electronic Funds Transfer Systems,

    by which data are electronically collected, transmitted, processed, stored, and retrieved,

3. In addition to the exclusions in the attached bond, the following exclusions are applicable to this Insuring Agreement:

(a) loss resulting directly or indirectly from the theft of confidential information, material or data; and

(b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured’s Computer System.

4. The following portions of the attached bond are not applicable to this Rider:

(a)          the initial paragraph of the bond preceding the Insuring Agreements which reads “… at any time but discovered during the Bond Period,”

(b)         Section 9-NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

(c)          Section 1 a-LIMIT OF LIABILITY

5. The coverage afforded by this rider applies only to loss discovered by the Insured during the period this Rider is in force.

6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7. The Limit of Liability for the coverage provided by this Rider shall be Forty Five Million Dollars ($45,000,000).

8. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of One Hundred Thousand Dollars ($100,000)  (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above.

9. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under anyone Insuring Agreement or Coverage.

10. Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this rider may also be terminated or cancelled without cancelling the bond as an entirety:

(a) 90 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

(b) immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduced by notice from, or at the instance of, the Insured.

11. Section 4-LOSS-NOTICE-PROOF-LEGAL PROCEEDING of the Conditions and Limitations of this bond is amended by adding the following sentence:

“Proof of Loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recordings of such Voice Instructions or advices.”

12. Notwithstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate Policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate Policy.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT# 9

This endorsement, effective 12:01 AM November 1, 2006 forms a part of policy number  965-27-31

Issued to:  MASSACHUSETTS FINANCIAL SERVICES COMPANY

by           National Union Fire Insurance Company of Pittsburgh, Pa.

Consolidation/Merger

It is agreed that:

1.               General Agreement A ADDITIONAL OFFICES OR EMPLOYEES CONSOLIDATION OR MERGER NOTICE is hereby amended by adding the following:

3)              Newly created or acquired funds with assets less than One Billion Dollars ($1,000,000,000) will be covered without an additional premium. New funds with assets greater than One Billion Dollars ($1,000,000,000) will need to comply with General Agreement A.2 in regards to additional premium.

2.                   Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, limitations or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT# 10

This endorsement, effective 12:01 AM November 1, 2006 forms a part of policy number  965-27-31

Issued to:  MASSACHUSETTS FINANCIAL SERVICES COMPANY

by           National Union Fire Insurance Company of Pittsburgh, Pa.

It is agreed that:

1.                                       The term “Underwriter” as used in the attached bond shall be construed to mean, unless otherwise specified in the rider, all of the Companies executing the attached bond.

2.                                       Each of said companies shall be liable only for such proportion of any Single Loss under the attached bond as the amount underwritten by such Company as specified in the Schedule forming a part hereof, bears to the Aggregate Limits of Liability of the attached bond, but in no event shall any of said Companies be liable for an amount greater than that underwritten by it.

3.                                       In the absence of a request from any of said Companies to pay premium directly to it, premiums for the attached bond may be paid to the Controlling Company for the account of all said companies.

4.               In the absence of a request from any of said Companies that notice of claim and proof of loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with, the Controlling Company shall be deemed to be in compliance with the conditions of the attached bond for the giving  of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.

5.                                       The Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the attached bond as an entirety or as to any Employee, and any notice so given shall terminate or cancel the liability of all said Companies as an entirety or as to such Employee, as the case may be.

6.                                       Any Company other than the Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the entire liability of such other Company under the attached bond or as to any Employee.

7.                                       In the absence of a request from any of said Companies that notice of termination or cancellation by the Insured of the attached bond in its entirety be given to or filed directly with it, the giving of such notice in accordance with the terms of the attached bond to the Controlling Company shall terminate or cancel the liability of all of said Companies as an entirety. The Insured may terminate or cancel the entire liability of any Company, other than the Controlling Company, under the attached bond by giving notice of such termination or cancellation to such other Company, and shall send copy of such notice to the Controlling Company.

8.                                       In the event of the termination or cancellation of the attached bond as an entirety, no Company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such Company bears to the Aggregate Limit of Liability of the attached bond.

9.                                       In the event of termination or cancellation of the attached bond as to any Company, such Company alone shall be liable to the insured for any return premium due the Insured on account of such termination or cancellation. The termination or cancellation  of the attached bond as to any Company other than the Controlling Company shall not terminate or cancel or otherwise affect the liability of the other Companies under the attached bond.

Controlling Company

Underwritten for the sum of $25,000,000 part of     National Union Fire Insurance

$45,000,000	of Pittsburgh, Pa.

Authorized Representative

Attest:

Underwritten for the sum of $20,000,000 part of     Federal Insurance Company

$45,000,000

Authorized Representative

AUTHORIZED REPRESENTATIVE

ENDORSEMENT# 11

This endorsement, effective 12:01 AM November 1, 2006 forms a part of policy number  965-27-31

Issued to:  MASSACHUSETTS FINANCIAL SERVICES COMPANY

by           National Union Fire Insurance Company of Pittsburgh, Pa.

Delete Exclusion M

It is agreed that:

1.                                       Subsection (m) of Section 2. EXCLUSIONS is deleted in its entirety.

2.                                       Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT# 12

This endorsement, effective 12:01 AM November 1, 2006 forms a part of policy number  965-27-31

Issued to:  MASSACHUSETTS FINANCIAL SERVICES COMPANY

by           National Union Fire Insurance Company of Pittsburgh, Pa.

It is agreed that:

1.               Dishonest of fraudulent acts which meet each of the following criteria will not require notification by the Insured to the Company:

A)          Acts involving values less than $5,000 (five thousand dollars) or convictions involving any controlled substances as defined by Federal and Local law which:

i)                                         occurred more than 3 yeas prior to the Insured’s Discovery; and

ii)                                      did not occur while employed by the Insured.

2.               Any request for waiver for an employee must include a description of the position to be held and a description of the facts and circumstances surrounding the legal infraction.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT# 13

This endorsement, effective 12:01 AM November 1, 2006 forms a part of policy number  965-27-31

Issued to:  MASSACHUSETTS FINANCIAL SERVICES COMPANY

by           National Union Fire Insurance Company of Pittsburgh, Pa.

It is agreed that:

1.                                       The following shall be included as Insured:

All of the Insured’s plans which may be required to be bonded under The Employee Retirement Income Security Act of 1974.

2.                                       “Employee” as used in the attached bond shall include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer or employee of any such Plan.

3.                                       If the bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor implementing Section 13 of the Welfare and Pension Plan Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately.

4.     In compliance with the foregoing, payment by the Company in accordance with the agreements, limitations and conditions of the bond shall be held by the Insured, or if more than one by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent of that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has sustained loss covered thereunder.

5.                                       If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said Regulations.

6.                                       The Deductible Amount of this bond applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of the Employee Retirement Income Security Act of 1974.

7.                                       Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the bond, other than as stated herein.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT# 14

This endorsement, effective 12:01 AM November 1, 2006 forms a part of policy number  965-27-31

Issued to:  MASSACHUSETTS FINANCIAL SERVICES COMPANY

by           National Union Fire Insurance Company of Pittsburgh, Pa.

Insuring Agreements Amendments

It is agreed that:

1.                                       Insuring Agreement (A) entitled “Fidelity” is hereby amended by deleting the word “And” that joins clauses (a) and (b) and replacing it with the word “or” and to include coverage for “theft”, meaning robbery, burglary or holdup, occurring with or without violence or threat of violence.

Notwithstanding the foregoing, however, it is agreed that with regard to Loans and/or Trading, this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to cause the Insured to sustain such loss and which results in a financial benefit for the Employee; or results in an improper financial benefit for another person or entity with whom the Employee committing the dishonest or fraudulent act was in collusion, provided that the Insured establishes that the Employee intended to participate in the financial benefit.

The word “Loan” as used in this Insuring Agreement means all extension of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

The word “Trading” as used in this Insuring Agreement means trading or other dealings in securities, commodities, futures, options, foreign or Federal Funds, currencies, foreign exchange and the like.

As used in this Insuring Agreement, financial benefit does not include any salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions, or other employee benefits earned in the normal course of business.

2.                                       Insuring Agreement (B) entitled “Audit Expense” is hereby amended by extending coverage to include examinations required by any governmental regulatory authority or “Self Regulatory Organization” to be conducted by any person or entity by reason of discovery of a loss covered under the attached bond. A “Self Regulatory Organization” means any association of investment advisers or securities dealers registered under the federal securities laws or any national securities laws or any national securities exchange registered under the Securities Exchange Act of 1934.

3.                                       Exclusion F (Section 2) is hereby amended so that the exclusion does not apply if the loss is covered under Insuring Agreement (A), (E), or (F).

4.                                       The attached bond shall be subjected to all its agreements, limitations and conditions except as herein expressly modified.

Authorized Representative

ENDORSEMENT# 15

This endorsement, effective 12:01 AM November 1, 2006 forms a part of policy number  965-27-31

Issued to:  MASSACHUSETTS FINANCIAL SERVICES COMPANY

by           National Union Fire Insurance Company of Pittsburgh, Pa.

It is agreed that:

1.                                       Section 2d of the Computer Systems Insuring Agreement J is amended to include:

Internet Communications

By reason of the Insured having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any instructions directed to the Insured over the Internet authorizing or acknowledging the transfer, payment, delivery or receipt of fund or property which instructions were transmitted over the Internet directly to the Insured and fraudulently purport to have been sent by a customer, an office of the Insured or another financial institution, but which instructions were either transmitted over the Internet without the knowledge or consent of said customer, office of the Insured or financial institution, or were fraudulently modified during transmission over the Internet to the Insured.

2.                                       Nothing herein contained shall be held to vary, alter, waive, or extend any of  terms, limitations, conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT# 16

This endorsement, effective 12:01 AM November 1, 2006 forms a part of policy number  965-27-31

Issued to:  MASSACHUSETTS FINANCIAL SERVICES COMPANY

by           National Union Fire Insurance Company of Pittsburgh, Pa.

It is agreed that:

1.             Section 4 – Loss-Notice Proof-Legal Proceedings is amended as follows:

“The Insured will be required to report all losses sustained and discovered which exceed $50,000.

2.                                       Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached policy other than as above stated.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT# 17

This endorsement, effective 12:01 AM November 1, 2006 forms a part of policy number  965-27-31

Issued to:  MASSACHUSETTS FINANCIAL SERVICES COMPANY

by           National Union Fire Insurance Company of Pittsburgh, Pa.

It is agreed that:

1.                                       Section (2) of Insuring Agreement (E) SECURITIES is deleted in its entirety and replaced by the following:

“(2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, endorsement, or any items listed in (a) through (g) , above; or purportedly guaranteed in writing or witnessed any signature on any transfer, assignment, bill of sale, power of attorney, Guarantee, endorsement, or any items listed in (a) through (f) and (i), J above which purported guarantee was effected by the unauthorized use of a stamp or medallion of or belonging to the Insured which was lost, stolen or counterfeited and for which loss the Insured is legally liable.”

2.                                       Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

Endorsement No. 18

This rider, effective 12:01 am November 1, 2006 forms a part of

bond number       965-27-31

issued to MASSACHUSETTS FINANCIAL SERVICES COMPANY

by           National Union Fire Insurance Company of Pittsburgh, PA

TELEFACSIMILE TRANSMISSIONS

It is agreed that:

1. The attached bond is amended by adding an Insuring Agreement L as follows:

TELEFACSIMILE TRANSFER FRAUD

Loss resulting by reason of the Insured having transferred, paid or delivered any funds or Property, established any credit, debited any account, or given any value relying on any fraudulent instructions sent by a customer or financial institution by Telefacsimile transmission directed to the Insured, authorizing or acknowledging the transfer, payment or delivery of funds or Property, the establishment of a credit, debiting of any account, or the giving of value by the Insured, but only if such Telefacsimile instructions:

i)              fraudulently purport to have been sent by such customer or financial institution, but which Telefacsimile instructions were transmitted without the knowledge or consent of such customer or financial institution by a person other than such customer or financial institution and which bear a forged signature.

2)             Special definitions apply to the coverage provided by this rider as follows:

a)       “Telefacsimile” means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the Insured within its communication room for the purposes of reproducing a copy of said document. It does not mean an electronic communication sent by Telex, TWX, or similar means of communication or through Electronic Communication System or through an Automated Clearing House.

b)       for the purposed of this Insuring Agreement only, the term “Forged Signature” means the handwritten signing of the name of another genuine person or the use of a copy of his signature without authority And with intent to cause the Insured to sustain a loss and to obtain financial benefit; it doe not include the signing in whole or part of the Of one’s own name, with or without authority, in any capacity, for any purpose.

3)     The coverage afforded by this rider applies only to loss discovered by the Insured during the period this rider is in force. The first sentence of Section 3, of the attached bond does not apply to this Insuring Agreement.

4)     The Single Loss Limit of Liability of the coverage provide by this rider shall be Forty Five Million Dollars ($45,000,000).

5)     The Underwriter shall be liable hereunder for the amount by which a single loss exceeds the Deductible Amount of One Hundred Thousand Dollars ($100,000) but not in excess of the Single Loss limit of Liability stated above.

6)     Coverage under this rider shall terminate upon termination or cancellation of the bond which the rider is attached and coverage under this rider may also be terminated or canceled without canceling the bond as an entirety.

a)             90 days receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this rider, or

b)            immediately upon receipt by the Underwriter of a written request fro the Insured to terminate or cancel coverage under this rider.

7.             Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as stated above..

AUTHORIZED REPRESENTATIVE

ENDORSEMENT# 19

This endorsement, effective 12:01 AM November 1, 2006 forms a part of policy number  965-27-31

Issued to:  MASSACHUSETTS FINANCIAL SERVICES COMPANY

by           National Union Fire Insurance Company of Pittsburgh, Pa.

It is agreed that:

1.             The attached bond is amended to include the following insuring agreement:

Unauthorized Signatures

Loss resulting directly from the Insured having accepted, paid or cashed any original check or withdrawal order made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on file with the Insured as a signatory on such account. It shall be a condition precedent to the Insured's right of recovery under this coverage that the Insured shall have on file signatures of all persons who are signatories on such account.

2.             The Limit of Liability on this Agreement is $25,000 as part of, and not in addition to, the Aggregate Limit of Liability shown on the Declaration Page; a $5,000 deductible shall apply to each and every loss.

3.             Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached policy other than as above stated.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT# 20

This endorsement, effective 12:01 AM November 1, 2006 forms a part of policy number  965-27-31

Issued to:  MASSACHUSETTS FINANCIAL SERVICES COMPANY

by           National Union Fire Insurance Company of Pittsburgh, Pa.

1. From and after the time this rider becomes effective, the Insured under the attached bond are:

Massachusetts Investors Growth Stock Fund

Massachusetts Investors Trust

MFS Aggressive Growth Allocation Fund

MFS Alabama Municipal Bond Fund

MFS Arkansas Municipal Bond Fund

MFS Bond Fund

MFS California Municipal Bond Fund

MFS Capital Opportunities Fund

MFS Cash Reserve Fund

MFS Charter Income Trust

MFS Conservative Allocation Fund

MFS Core Equity Fund

MFS Core Growth Fund

MFS Emerging Growth Fund

MFS Emerging Markets Debt Fund

MFS Emerging Markets Equity Fund

MFS Floating Rate High Income Fund

MFS Florida Municipal Bond Fund

MFS Georgia Municipal Bond Fund

MFS Global Equity Fund

MFS Global Growth Fund

MFS Global Total Return Fund

MFS Government Limited Maturity Fund

MFS Government Markets Income Trust

MFS Government Money Market Fund

MFS Government Securities Fund

MFS Growth Allocation Fund

MFS Growth Opportunities Fund

MFS High Income Fund

MFS High Yield Opportunities Fund

MFS Inflation-Adjusted Bond Fund

MFS Institutional International Equity Fund

MFS Institutional International Research Equity Fund

MFS Institutional Large Cap Growth Fund

MFS Institutional Large Cap Value Fund

MFS Intermediate Income Trust

MFS Intermediate Investment Grade Bond Fund

MFS International Diversification Fund

MFS International Growth Fund

MFS International New Discovery Fund

MFS International Value Fund

MFS Limited Maturity Fund

MFS Maryland Municipal Bond Fund

MFS Massachusetts Municipal Bond Fund

MFS Mid Cap Growth Fund

MFS Mid Cap Value Fund

MFS Mississippi Municipal Bond Fund

MFS Moderate Allocation Fund

MFS Money Market Fund

MFS Multimarket Income Trust

MFS Municipal Bond Fund

MFS Municipal High Income Fund

MFS Municipal Income Fund

MFS Municipal Income Trust

MFS Municipal Limited Maturity Fund

MFS New Discovery Fund

MFS New Endeavor Fund

MFS New York Municipal Bond Fund

MFS North Carolina Municipal Bond Fund

MFS Pennsylvania Municipal Bond Fund

MFS Research Bond Fund

MFS Research Fund J

MFS Research Fund

MFS Research International Fund

MFS South Carolina Municipal Bond Fund

MFS Special Value Trust

MFS Strategic Growth Fund

MFS Strategic Income Fund

MFS Strategic Value Fund

MFS Technology Fund

MFS Tennessee Municipal Bond Fund

MFS Total Return Fund

MFS Union Standard Equity Fund

MFS Utilities Fund

MFS Value Fund

MFS Virginia Municipal Bond Fund

MFS VIT - MFS Bond Series

MFS VIT - MFS Capital Opportunities Series

MFS VIT - MFS Emerging Growth Series

MFS VIT - MFS Global Equity Series

MFS VIT - MFS High Income Series

MFS VIT - MFS Investors Growth Stock Series

MFS VIT - MFS Investors Trust Series

MFS VIT - MFS Mid Cap Growth Series

MFS VIT - MFS Money Market Series

MFS VIT - MFS New Discovery Series

MFS VIT - MFS Research Bond Series

MFS VIT - Bond Series

MFS VIT - MFS Research International Series

MFS VIT - MFS Research Series

MFS VIT - MFS Strategic Income Series

MFS VIT - MFS Total Return Series

MFS VIT - MFS Utilities Series

MFS VIT - MFS Value Series

MFS West Virginia Municipal Bond Fund

MFS/Sun Life -Bond Series

MFS/Sun Life - Capital Appreciation Series

MFS/Sun Life - Capital Opportunities Series

MFS/Sun Life - Core Equity Series

MFS/Sun Life - Emerging Growth Series

MFS/Sun Life - Emerging Markets Equity Services

MFS/Sun Life - Global Government Series

MFS/Sun Life - Global Growth Series

MFS/Sun Life - Global Total Return Series

MFS/Sun Life - Government Securities Series

MFS/Sun Life - High Yield Series

MFS/Sun Life - International Growth Series

MFS/Sun Life - International Value Series

MFS/Sun Life - Mass Investors Growth Stock Fund

MFS/Sun Life - Massachusetts Investors Trust Series

MFS/Sun Life - Mid Cap Growth Series

MFS/Sun Life - Mid Cap Value Series

MFS/Sun Life - Money Market Series

MFS/Sun Life - New Discovery Series

MFS/Sun Life - Research International Series

MFS/Sun Life - Research Series

MFS/Sun Life - Strategic Growth Series

MFS/Sun Life - Strategic Income Series

MFS/Sun Life - Strategic Value Series

MFS/Sun Life - Technology Series

MFS/Sun Life - Total Return Series

MFS/Sun Life - Mass Investors Growth Stock Fund

MFS/Sun Life - Utilities Series

MFS/Sun Life - Value Series

Capital Appreciation Variable Account

Global Governments Variable Account

Government Securities Variable Account

High Yield Variable Account

Money Market Variable Account

Total Return Variable Account

Managed Sectors Variable Account

2.     The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3.     Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.     If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.     The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by anyone of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6.     If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named insured for all purposes of the attached bond.

7.     The attached bond shall be subject to all its agreements, limitations, and conditions except as herein expressly modified.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT# 21

This endorsement, effective 12:01 AM November 1, 2006 forms a part of policy number  965-27-31

Issued to:  MASSACHUSETTS FINANCIAL SERVICES COMPANY

by           National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
89644	07/05	COVERAGE TERRITORY ENDORSEMENT (OFAC)
MNSCPT		Amend Definition of Employee

MNSCPT		Amend Counterfeit Currency
MNSCPT		Amend Termination
MNSCPT		Automated Phone System
MNSCPT		Cancellation Notice
MNSCPT		Claims Expense
MNSCPT		Computer Systems Fraud
MNSCPT		Consolidation/Merger
MNSCPT		Co-Surety Rider
MNSCPT		Delete Exclusion M
MNSCPT		Dishonest or Fraudulent Acts
MNSCPT		ERISA
MNSCPT		Insuring Agreement Amendments
MNSCPT		Internet Rider
MNSCPT		Loss Reporting Threshold
MNSCPT		Stamp Medallion
MNSCPT		Telefacsimile Transmissions
MNSCPT		Unauthorized Signatures
MNSCPT		Named Insured
MNSCPT	10/01	FORMS INDEX ENDORSEMENT
MNSCPT		Investment Company Blanket Bond Dec Page
MNSCPT	9/84	Investment Company Blanket Bond Guts

Authorized Representative

ENDORSEMENT # 22

This endorsement, effective 12:01 AM January 2, 2007 forms a part of policy number 965-27-31

Issued to:  MASSACHUSETTS FINANCIAL SERVICES COMPANY

By National Union Fire Insurance Company of Pittsburgh, PA

1.     It is agreed that Endorsement # 20 is amended to add the following to the current list of named insureds:

MFS Sector Rotational Fund

2.     Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached policy other than as stated above.

Authorized Representative

Declarations EXCESS INSURANCE POLICY
CUSTOMER NUMBER		DATE ISSUED
314293		04/04/2007
POLICY NUMBER	COVERAGE IS PROVIDED BY	PRODUCER NO.
169931271	Continental Casualty Company (herein called ‘Underwriter’)	718055
NAMED INSURED AND ADDRESS		PRODUCER NAME AND ADDRESS
Item 1.	MFS Investment Management (herein called ‘Insured’) 500 Boylston St Boston, MA 02116	Marsh USA Inc. James A. Kardaras 1166 Avenue of the Americas New York, NY 10036

Item 2.            Policy Period:  from 12:01 a.m. on 11/1/2006 to 12:01 a.m. on 11/1/2007 standard time.

Item 3.            Single Loss Limit of Liability:     $15,000,000

Item 4.            Underlying Insurance:

Primary Underlying Insurer	Policy Number	Single Loss Limit of Liability	Deductible
National Union Fire Insurance Company of Pittsburgh, PA	965-27-31	$45,000,000	$100,000

Excess Underlying Insurer	Policy Number	Single Loss Limit of Liability	Deductible
N/A

Item 5. Notice of claim should be sent to the Underwriter at: CNA Global Specialty Lines
Fidelity Bonding
40 Wall Street
New York, NY 10005

Item 6.            The liability of the Underwriter is subject to the terms of the following riders attached hereto:

N/A

Item 7.            The Insured by acceptance of this policy gives notice to the Underwriter terminating or canceling prior policy(ies) no(s). N/A, such termination or cancelation to be effective as of the time this policy becomes effective.

IN WITNESS WHEREOF, the Underwriter has caused this policy to be signed by its Chairman and Secretary, at Chicago, Illinois, but the same shall not be binding upon the Underwriter unless countersigned by a duly authorized representative of the Underwriter.

Countersigned by
Authorized Representative

Secretary	Chairman of the Board

In consideration of the payment of the premium and in reliance upon all statements made and information provided to the Underwriter by the Insured and subject to the provisions of this policy, the Underwriter and the Insured agree as follows:

INSURING AGREEMENT

The Underwriter agrees to indemnify the Insured for loss which exceeds the Underlying Insurance if such loss is properly payable thereunder, or would be, except for exhaustion of the Underlying Insurance, provided that such loss is reported to the Underwriter during the Policy Period or within 30 days following the expiration or cancellation of this policy.

GENERAL AGREEMENTS

1. NOTICE OF LOSS TO THE UNDERWRITER OR LEGAL PROCEEDINGS

At the earliest practicable moment after discovery of loss also reported to the Primary Underlying Insurer, the Insured shall give the Underwriter written notice thereof. Within six (6) months after such discovery, the Insured shall furnish the Underwriter proof of loss, duly sworn, with full particulars; and, if requested by the Underwriter, copies of proof of loss presented to the Primary Underlying Insurer.

Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of sixty (60) days after the proof of loss if filed with the Underwriter or after the expiration of twenty-four (24) months from discovery of such loss. If any limitation embodied herein is prohibited by any law controlling the construction thereof, such limitation will be deemed to be amended so as to equal the minimum period of limitation permitted by such law.

CONDITIONS AND LIMITATIONS

1. UNDERLYING COVERAGE

This policy is subject to all terms and conditions of the Primary Underlying Insurance (except premium, limit of liability and any other provision set forth in this policy). However, should any provision of this policy conflict with any provision of any Underlying Insurance, then the provisions of this policy shall control. All Underlying Insurance in effect at the inception of this policy shall be maintained in full effect during the Policy Period. If the Underlying Insurance is amended or modified during the Policy Period, the Underwriter shall be given written notice as required by the Primary Underlying Insurance and premium hereunder shall be adjusted as appropriate. Failure to comply with the foregoing shall not void this policy; however, in the event of such failure, the Underwriter shall only be liable to the same extent as if the Underlying Insurance remained in full force and with the terms and conditions agreed to by the Underwriter.

2. DROP DOWN PROVISION

If payment by the Underlying Insurer(s) for loss reduces or exhausts the Underlying Insurance Aggregate Limit of Liability, the amount of Underlying Insurance shall correspondingly be reduced, but never below the Primary Insurer’s Deductible/Retention Amount; and this policy shall respond to the loss in excess of that reduced amount.

Failure of an Underlying Insurer to make payment due to insolvency or for any other reason shall not reduce the Underlying Insurance and this policy shall continue to respond only to loss in excess of that unreduced amount.

3. AGGREGATE LIMIT OF LIABILITY

The Underwriter’s total liability for all Single Loss shall not cumulatively exceed the Aggregate Limit of Liability set forth in Item 3 of the Declarations. Each payment made under the terms of this policy shall reduce the unpaid portion of the Aggregate Limit of Liability until it is exhausted, except when a loss is settled by indemnity in lieu of payment. Upon exhaustion of the Aggregate Limit of Liability by such payment, the Underwriter shall have no further liability for loss regardless of when discovered and whether or not previously reported to the Underwriter.

The unpaid portion of the Aggregate Limit of Liability shall not be increased or reinstated by any recovery. The unpaid portion of the Aggregate Limit of Liability shall not carry forward to loss discovered after the expiration of the Policy Period.

4. SINGLE LOSS LIMIT OF LIABILITY

The Underwriter’s liability for any Single Loss shall not exceed the Single Loss Limit of Liability set forth in Item 3 of the Declarations.

5. CANCELLATION

This policy cancels in its entirety upon the earliest occurrence of any of the following:

a.             60 days after the receipt by an Insured of a written notice from the Underwriter of its decision to cancel this policy;

b.             immediately upon the receipt by the Underwriter of a written notice from the Insured of its decision to cancel this policy;

c.             immediately upon the appointment of a trustee, receiver, or liquidator of any Insured, or the taking over of any Insured by

State or Federal officials;

d.             immediately upon the dissolution or takeover of an Insured;

e.             immediately upon the exhaustion of the Aggregate Limit of Liability;

f.              immediately upon the expiration of the Policy Period; or

g.             immediately upon the cancellation, termination or non-renewal of the Primary Underlying Insurance.

6. CONFORMITY

If any limitation embodied in this policy is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended as to equal the minimum limitation provided by such law.

7. CHANGE OR MODIFICATION

This policy or any amendment affecting same may not be changed or modified orally. No change in or modification of this policy shall be effective except when made by written endorsement to this policy duly executed by the Underwriter.

Secretary	Chairman of the Board

Excess Bond	Home Offices P.O. Box 1227 Baltimore, MD 21203

Fidelity and Deposit Company of Maryland

Colonial American Casualty and Surety Company

(stock insurance companies, herein called Underwriter)

Bond No.	FIB 0005919-03

Declarations

ITEM 1. Name of Insured: Massachusetts Financial Services Company
Principal Address:	500 Boylston Street
Boston MA 02116

ITEM 2.        Bond Period:  from 12:01 a.m. on 11-01-06 to 12:01 a.m. on 11-01-07.

ITEM 3.        The Single Loss Limit of Liability of the Underwriter during the Bond Period shall be $10,000,000.

ITEM 4.        Schedule of Underlying Bonds:

a.  Primary Bond

Underwriter	Bond No.	Limit	Deductible
National Union	009652731	$45,000,000	$100,000

b.  Other Bonds:

Underwriter	Bond No.	Limit	Deductible
CNA	169931271	$15,000,000
Great American	FS 554-47-26-01	$20,000,000

ITEM 5.        The liability of the Underwriter is subject to the terms of the following riders attached hereto:

ITEM 6.        The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) FIB0005919-02 such termination or cancellation to be effective as of the time this bond becomes effective.

Countersigned by:
Authorized Representative

Excess Bond

In consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter, and to the Underlying Underwriter of the Underlying Bond, by the Insured in applying for this bond, and subject to the Declarations, terms, conditions, limitations and exclusions hereof, the Underwriter and the Insured agree:

1.     INSURING AGREEMENT

The Underwriter shall provide the Insured coverage, during the Bond Period set forth in Item 2. of the Declarations, excess of the Underlying Bond in Item 4. of the Declarations. Coverage hereunder shall apply only after all such Underlying Bond has been exhausted and shall then apply in conformance with the terms, conditions and limitations of the bond immediately underlying this bond, except as specifically set forth in the terms, conditions and limitations of this bond.

2.     DEFINITIONS

As used in this bond:

(a)   Insured means those organizations covered under the bond immediately underlying this bond.

(b)   Primary Bond means the bond scheduled in Item 4.a. of the Declarations.

(c)   Underlying Bond means all those bonds scheduled in Item 4. of the Declarations and any bonds replacing them.

3.     MAINTENANCE OF UNDERLYING BONDS

All of the Underlying Bonds scheduled in Item 4. of the Declarations shall be maintained during the Bond Period in full force and effect and affording coverage at least as broad as the Primary Bond, except for any reduction of the aggregate limit(s) of liability available under the Underlying Bond solely by reason of payment of loss thereunder. Failure to comply with the foregoing shall not invalidate this bond, but the Underwriter shall not be liable to a greater extent than if this condition had been complied with, providing that nothing in this provision shall be deemed to negate Section 11. of this bond.

In the event of any actual or alleged failure by the Insured to give notice or to exercise any extensions under any Underlying Bond, the Underwriter shall not be liable hereunder to a greater extent than it would have been in the absence of such actual or alleged failure.

4.     EXHAUSTION OF UNDERLYING LIMIT(S)

Upon the exhaustion of the limit(s) of liability of the Underlying Bond solely as the result of actual payment of loss thereunder by the applicable Underwriters, this bond shall, subject to the limit of liability of the Underwriter and to the other terms, conditions and limitations of this bond, continue to apply to losses as excess coverage over the amount of coverage remaining under such Underlying Bond. Upon the exhaustion of all the limit(s) of liability of such Underlying Bond solely as a result of payment of loss thereunder, the remaining limits available under this bond shall, subject to the limit of liability of the Underwriter and to the other terms, conditions and limitations of this bond, continue for subsequent losses as a primary bond and any single loss deductible amount specified in the Primary Bond shall be imposed under this bond as to each single loss; otherwise no single loss deductible amount shall be imposed under this bond.

5.     AGGREGATE LIMIT OF LIABILITY

The amount set forth in Item 3. of the Declarations is the limit of liability of the Underwriter and shall be the maximum aggregate limit of liability of the Underwriter for the Bond Period.

6.     CLAIM PARTICIPATION

The Underwriter may, at its sole discretion, elect to participate in the investigation, settlement or defense of any claim brought by or against any Insured under this bond, even if the Underlying Bond has not been exhausted.

7.     SUBROGATION—RECOVERIES

In that this bond is excess coverage, the Insured's and the Underwriter's right of recovery against any person or entity may not be exclusively subrogated. Despite the foregoing, in the event of any payment under this bond, the Underwriter shall be subrogated to all the Insured's rights of recovery against any person or organization, to the extent of such payment, and the Insured shall execute and deliver instruments and papers and do whatever else is necessary to secure such rights.

Any amounts recovered after payment of loss hereunder shall be apportioned in the inverse order of payment by the Underwriter and the underwriters of any Underlying Bond to the extent of actual payment. The expenses of all such recovery proceedings shall be apportioned in the ratio of respective recoveries.

8.     NOTICE

As soon as practicable, the Insured shall give the Underwriter notice:

(a)   in the event of the cancelation of any Underlying Bond;

(b)   of any loss or any situation that could give rise to a loss under any Underlying Bond;

(c)   of any alteration of any provisions of any Underlying Bond;

(d)   of any additional or return premiums charged or allowed in connection with any Underlying Bond.

9.     ALTERATION

No change in or modification of this bond shall be effective except when made by rider signed by an authorized representative of the Underwriter or any of its agents relating to this bond.

10.  BOND TERMINATION OR CANCELATION

This bond may be canceled by the Insured at any time by written notice or by surrender of this bond to the Underwriter. This bond may also be canceled by or on behalf of the Underwriter by delivery to the Insured or by mailing to the Insured, by registered, certified or other first class mail, at the address shown in Item 1. of the Declarations, written notice stating when, not less than sixty (60) days thereafter, the cancelation shall become effective.

The mailing of such notice as aforesaid shall be sufficient proof of notice and this bond shall terminate at the date and hour specified in such notice.

If the period of limitation relating to the giving of notice is prohibited or made void by any law controlling the construction thereof, such period shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

The Underwriter shall refund the unearned premium computed at customary short rates if the bond is terminated in its entirety by the Insured. Under any other circumstances, the refund shall be computed pro rata.

11.  TERMINATION OF UNDERLYING BOND

This bond shall terminate immediately upon the termination of any Underlying Bond scheduled in Item 4. of the Declarations, whether by the Insured or the applicable Underlying Underwriters. Notice of cancelation or nonrenewal of any one of the aforementioned bonds duly given by any aforementioned Underlying Underwriter, shall serve as notice of the cancelation or nonrenewal of this bond by the Underwriter.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be signed by its President and by its Secretary at Schaumburg, Illinois, and to be countersigned on the Declarations by a duly authorized representative.

Attest	By

Secretary	President

Excess Bond	Home Offices P.O. Box 1227 Baltimore, MD 21203

Fidelity and Deposit Company of Maryland

Colonial American Casualty and Surety Company

(stock insurance companies, herein called Underwriter)

Bond No.	FIB 0006362-01

Declarations

ITEM 1. Name of Insured: Massachusetts Financial Services Company
Principal Address:	500 Boylston Street
No. Street
Boston MA 02116
City State

ITEM 2.        Bond Period:  from 12:01 a.m. on 11-01-06 to 12:01 a.m. on 11-01-07.

(Month, Day, Year)         (Month, Day, Year)

ITEM 3.        The Single Loss Limit of Liability of the Underwriter during the Bond Period shall be $5,000,000.

ITEM 4.        Schedule of Underlying Bonds:

a.  Primary Bond

Underwriter	Bond No.	Limit	Deductible
National Union	009652731	$45,000,000	$100,000

b.  Other Bonds:

Underwriter	Bond No.	Limit
CNA	169931271	$15,000,000

Great American

	FS 554-47-26-01	$20,000,000
Fidelity and Deposit Co.	FIB0005919-03	$10,000,000
ICI Mutual	87067105	$20,000,000
Zurich American	EOC 587115404	$10,000,000

ITEM 5.        The liability of the Underwriter is subject to the terms of the following riders attached hereto:

ITEM 6.        The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) FIB 0006362-00  such termination or cancellation to be effective as of the time this bond becomes effective.

Countersigned by:
Authorized Representative

Excess Bond

In consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter, and to the Underlying Underwriter of the Underlying Bond, by the Insured in applying for this bond, and subject to the Declarations, terms, conditions, limitations and exclusions hereof, the Underwriter and the Insured agree:

1.     INSURING AGREEMENT

The Underwriter shall provide the Insured coverage, during the Bond Period set forth in Item 2. of the Declarations, excess of the Underlying Bond in Item 4. of the Declarations. Coverage hereunder shall apply only after all such Underlying Bond has been exhausted and shall then apply in conformance with the terms, conditions and limitations of the bond immediately underlying this bond, except as specifically set forth in the terms, conditions and limitations of this bond.

2.     DEFINITIONS

As used in this bond:

(a)   Insured means those organizations covered under the bond immediately underlying this bond.

(b)   Primary Bond means the bond scheduled in Item 4.a. of the Declarations.

(c)   Underlying Bond means all those bonds scheduled in Item 4. of the Declarations and any bonds replacing them.

3.     MAINTENANCE OF UNDERLYING BONDS

All of the Underlying Bonds scheduled in Item 4. of the Declarations shall be maintained during the Bond Period in full force and effect and affording coverage at least as broad as the Primary Bond, except for any reduction of the aggregate limit(s) of liability available under the Underlying Bond solely by reason of payment of loss thereunder. Failure to comply with the foregoing shall not invalidate this bond, but the Underwriter shall not be liable to a greater extent than if this condition had been complied with, providing that nothing in this provision shall be deemed to negate Section 11. of this bond.

In the event of any actual or alleged failure by the Insured to give notice or to exercise any extensions under any Underlying Bond, the Underwriter shall not be liable hereunder to a greater extent than it would have been in the absence of such actual or alleged failure.

4.     EXHAUSTION OF UNDERLYING LIMIT(S)

Upon the exhaustion of the limit(s) of liability of the Underlying Bond solely as the result of actual payment of loss thereunder by the applicable Underwriters, this bond shall, subject to the limit of liability of the Underwriter and to the other terms, conditions and limitations of this bond, continue to apply to losses as excess coverage over the amount of coverage remaining under such Underlying Bond. Upon the exhaustion of all the limit(s) of liability of such Underlying Bond solely as a result of payment of loss thereunder, the remaining limits available under this bond shall, subject to the limit of liability of the Underwriter and to the other terms, conditions and limitations of this bond, continue for subsequent losses as a primary bond and any single loss deductible amount specified in the Primary Bond shall be imposed under this bond as to each single loss; otherwise no single loss deductible amount shall be imposed under this bond.

5.     AGGREGATE LIMIT OF LIABILITY

The amount set forth in Item 3. of the Declarations is the limit of liability of the Underwriter and shall be the maximum aggregate limit of liability of the Underwriter for the Bond Period.

6.     CLAIM PARTICIPATION

The Underwriter may, at its sole discretion, elect to participate in the investigation, settlement or defense of any claim brought by or against any Insured under this bond, even if the Underlying Bond has not been exhausted.

7.     SUBROGATION—RECOVERIES

In that this bond is excess coverage, the Insured's and the Underwriter's right of recovery against any person or entity may not be exclusively subrogated. Despite the foregoing, in the event of any payment under this bond, the Underwriter shall be subrogated to all the Insured's rights of recovery against any person or organization, to the extent of such payment, and the Insured shall execute and deliver instruments and papers and do whatever else is necessary to secure such rights.

Any amounts recovered after payment of loss hereunder shall be apportioned in the inverse order of payment by the Underwriter and the underwriters of any Underlying Bond to the extent of actual payment. The expenses of all such recovery proceedings shall be apportioned in the ratio of respective recoveries.

8.     NOTICE

As soon as practicable, the Insured shall give the Underwriter notice:

(a)   in the event of the cancelation of any Underlying Bond;

(b)   of any loss or any situation that could give rise to a loss under any Underlying Bond;

(c)   of any alteration of any provisions of any Underlying Bond;

(d)   of any additional or return premiums charged or allowed in connection with any Underlying Bond.

9.     ALTERATION

No change in or modification of this bond shall be effective except when made by rider signed by an authorized representative of the Underwriter or any of its agents relating to this bond.

10.  BOND TERMINATION OR CANCELATION

This bond may be canceled by the Insured at any time by written notice or by surrender of this bond to the Underwriter. This bond may also be canceled by or on behalf of the Underwriter by delivery to the Insured or by mailing to the Insured, by registered, certified or other first class mail, at the address shown in Item 1. of the Declarations, written notice stating when, not less than sixty (60) days thereafter, the cancelation shall become effective.

The mailing of such notice as aforesaid shall be sufficient proof of notice and this bond shall terminate at the date and hour specified in such notice.

If the period of limitation relating to the giving of notice is prohibited or made void by any law controlling the construction thereof, such period shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

The Underwriter shall refund the unearned premium computed at customary short rates if the bond is terminated in its entirety by the Insured. Under any other circumstances, the refund shall be computed pro rata.

11.  TERMINATION OF UNDERLYING BOND

This bond shall terminate immediately upon the termination of any Underlying Bond scheduled in Item 4. of the Declarations, whether by the Insured or the applicable Underlying Underwriters. Notice of cancelation or nonrenewal of any one of the aforementioned bonds duly given by any aforementioned Underlying Underwriter, shall serve as notice of the cancelation or nonrenewal of this bond by the Underwriter.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be signed by its President and by its Secretary at Schaumburg, Illinois, and to be countersigned on the Declarations by a duly authorized representative.

Attest	By

Secretary	President

COPY

FINANCIAL INSTITUTION EXCESS FOLLOW FORM CERTIFICATE

The Great American Insurance Company, herein called the UNDERWRITER

Bond Number:                 FS 554-47-26 - 01

Name and Address of Insured:	Massachusetts Financial Services Company
500 Boylston Street
Boston, MA 02116

The UNDERWRITER, in consideration of an agreed premium, and in reliance upon the statements and information furnished to the UNDERWRITER by the Insured, and subject to the terms and conditions of the underlying coverage scheduled in ITEM 3 below, as excess and not contributing insurance, agrees to pay the Insured for loss which:

(a)           Would have been paid under the Underlying but for the fact that such loss exceeds the limit of liability of the Underlying Carrier(s) listed in ITEM 3, and

(b)           for which the Underlying Carrier has made payment, and the Insured has collected, the full amount of the expressed limit of the Underlying Carrier’s liability.

ITEM 1.     BOND PERIOD: from 12:01 a.m. on 11/01/2006 to 12:01 a.m. on 11/01/2007

(inception)                             (expiration)

ITEM 2.     LIMIT OF LIABILITY AT INCEPTION: $20,000,000

ITEM 3.     UNDERLYING COVERAGE:

A)	PRIMARY CARRIER:	National Union Fire Insurance Company of Pittsburgh, PA
	LIMIT:	$45,000,000 and subject to a $100,000 deductible
	BOND NUMBER:	965-27-31
	BOND PERIOD:	11/01/2006 – 11/01/2007

B)	FIRST EXCESS CARRIER:	Continental Casualty Company
	LIMIT:	$15,000,000
	BOND NUMBER:	169931271
	BOND PERIOD:	11/01/2006 – 11/01/2007

1

ITEM 4.     Coverage provided by this Bond is subject to the following attached Rider(s): N/A

ITEM 5.     By acceptance of this Bond, you give us notice canceling prior Bond No. FS 554-47-26 - 00, the cancellation to be effective at the same time this Bond becomes effective.

In witness whereof, the UNDERWRITER has caused this certificate to be signed by an Attorney-in-Fact of the UNDERWRITER  this                 day of                            , 2007.

THE GREAT AMERICAN INSURANCE COMPANY

By:
(Attorney-in-Fact)

Excess Follow Form Certificate

May, 2003 ed.

2

ICI MUTUAL INSURANCE COMPANY

P.O. Box 730

Burlington, Vermont 05402-0730

INVESTMENT COMPANY BLANKET BOND

(EXCESS)

ICI MUTUAL INSURANCE COMPANY

P.O. Box 730

Burlington, Vermont 05402-0730

DECLARATIONS

Item 1. Name of Insured (the “Insured”)		Bond Number
	Massachusetts Financial Services Company	87067106B
dba MFS Investment Management

Principal Address:	500 Boylston St.
Boston, MA 02116

Item 2.    Bond Period: from 12:01 a.m. on November 1, 2006 , to 12:01 a.m. on November 1, 2007 , or the earlier effective date of the termination of this Bond, standard time at the Principal Address as to each of said dates.

Item 3.    Limit of Liability—

	LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT (1)
Insuring Agreement A—FIDELITY	$20,000,000	$90,000,000
Insuring Agreement C — ON PREMISES	$20,000,000	$90,000,000
Insuring Agreement D— IN TRANSIT	$20,000,000	$90,000,000
Insuring Agreement E—FORGERY OR ALTERATION	$20,000,000	$90,000,000
Insuring Agreement F—SECURITIES	$20,000,000	$90,000,000
Insuring Agreement G—COUNTERFEIT CURRENCY	$20,000,000	$90,000,000
Insuring Agreement J— COMPUTER SYSTEMS	$20,000,000	$90,000,000
Insuring Agreement K—UNAUTHORIZED SIGNATURES	$20,000,000	$90,000,000

(1) Plus the applicable deductible of the Primary Bond

Item 4.    UNDERLYING BONDS—

Primary Bond :
Company:	National Union Fire Insurance Company of Pittsburgh Pennsylvania
Bond Number:	965-27-31
Limit of Liability:	$45,000,000

First Excess Bond:
Company:	Continental Casualty Company
Bond Number:	169931271
Limit of Liability:	$15,000,000 excess of $45,000,000

Second Excess Bond:
Company:	The Great American Insurance Company
Policy Number:	FS 554-47-26-01
Limit of Liability:	$20,000,000 excess of $60,000,000

Third Excess Bond:
Company:	Fidelity and Deposit Company of MD
Policy Number:	FIB 0005919-03
Limit of Liability:	$10,000,000 excess of $80,000,000

Item 5.                 The liability of ICI Mutual Insurance Company  (the “Underwriter”) is subject to the terms of the following Riders attached hereto:

Rider: 1

and of all Riders applicable to this Bond issued during the Bond Period.

By:	/S/ Catherine Dalton
Authorized Representative

ICI Mutual Insurance Company (“Underwriter”), in consideration of the required premium, and in reliance on the application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations of this bond, agrees to indemnify the Insured for loss, discovered during the Bond Period, which would otherwise have been paid under the Primary Bond but for the fact that the loss exceeds the limit of liability of such Primary Bond. Coverage under this bond shall follow the terms and conditions of the Primary Bond, except with respect to:

a. Any coverage exceptions specified by riders attached to this bond;

b. The deductible amounts and limits of liability as stated in ITEM 3. of the Declarations and;

c. The General Agreements, Provisions, Conditions and Limitations set forth herein.

GENERAL AGREEMENTS

A. CHANGE OR MODIFICATION OF PRIMARY BOND

If after the inception date of this bond the Primary Bond is changed or modified, written notice of any such change or modification shall be given to the Underwriter as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the Underwriter may request. There shall be no coverage under this bond for any loss arising from or in any way related to such change or modification until such time as the Underwriter is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

B. LOSS—NOTICE—PROOF—LEGAL PROCEEDINGS

This Bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured (except that if the Insured includes such other loss in the Insured’s proof of loss, the Underwriter shall consider its liability therefor.)  As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the loss is of Securities and is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit or to recover court costs or attorneys’ fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, P.O. Box 730, Burlington, Vermont 05402-0730.

PROVISIONS, CONDITIONS AND LIMITATIONS

SECTION 1. DEFINITIONS

a.     Deductible Amount means the amount stated in ITEM 3. of the Declarations, applicable to each Single Loss. In no event shall this Deductible Amount be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any Underlying Bond(s), including the insolvency or dissolution of any Insurer providing coverage under any Underlying Bond(s).

b.     Primary Bond means the bond scheduled in ITEM 5. of the Declarations or any bond that may replace or substitute for such bond.

c.     Single Loss means:

(1)       all loss resulting from any one actual or attempted theft committed by one person, or

(2)       all loss caused by any one act (other than a theft or a dishonest or fraudulent act) committed by one person, or

(3)       all loss caused by dishonest or fraudulent acts committed by one person, or

(4)       all expenses incurred with respect to any one audit or examination, or

(5)       all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

d.     Underlying Bond means the Primary Bond and all other insurance coverage referred to in ITEM 4. Of the Declarations.

SECTION 2. SINGLE LOSS LIMIT OF LIABILITY

The Underwriter’s liability for each Single Loss shall not exceed the Limit of Liability as stated in ITEM 3. of the Declarations.

SECTION 3. DISCOVERY

For all purposes under this bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1)  becomes aware of facts, or

(2)   receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances, which would cause a reasonable person to assume that loss covered by this bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 4. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured’s rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this bond may have against another named Insured under this bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this bond shall not bind the Underwriter without the Underwriter’s written consent.

SECTION 5. COOPERATION OF INSURED

At the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured shall:

a. submit to examination by the Underwriter and subscribe to the same under oath, and

b. produce for the Underwriter’s examination all pertinent records, and

c. cooperate with the Underwriter in all matters pertaining to the loss.

The Insured shall execute all papers and render assistance to secure for the Underwriter the rights and causes of action provided for under this bond. The Insured shall do nothing after loss to prejudice such rights or causes of action.

SECTION 6. TERMINATION

The Underwriter may terminate this bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this bond is terminated as to any investment company registered under the Investment Company Act of 1940, to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this bond as to any investment company registered under the Investment Company Act of 1940, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This bond will terminate as to any Insured entity that is not an investment company registered under the Investment Company Act of 1940 immediately and without notice upon (1) the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter’s standard short rate cancellation tables if this bond is terminated by the Insured or pro rata if this bond is terminated by the Underwriter.

Upon the detection by any Insured that an employee  (as defined in the Primary Bond) has committed any dishonest or fraudulent act(s) or theft, the Insured shall immediately remove such employee from a position that may enable such employee to cause the Insured to suffer a loss by any subsequent dishonest or fraudulent act(s) or theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected dishonest or fraudulent act(s) or theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such employee, becomes aware that the employee has committed any dishonest or fraudulent act(s) or theft.

This bond shall terminate as to any employee (as defined in the Primary Bond) by written notice from the Underwriter to each Insured and, if such employee is an employee of an Insured investment company registered under the Investment Company Act of 1940, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 7. CONFORMITY

If any limitation within this bond is prohibited by any law controlling this bond’s construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

SECTION 8. CHANGE OR MODIFICATION

This bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter’s authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity (or the equivalent insuring agreement) of the Primary Bond in a manner which adversely affects the rights of an Insured investment company registered under the Investment Company Act of 1940 shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured investment company registered under the Investment Company Act of 1940 affected thereby.

SECTION  9. DEDUCTIBLE AMOUNT; LIMIT OF LIABILITY

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from the Primary Bond or from any other bond, suretyship or insurance policy), shall exceed the applicable Deductible Amount; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and other agreements, provisions, conditions and limitations of this bond.

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable Deductible Amount and the other agreements, provisions, conditions and limitations of this bond.

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

(EXCESS BOND)

RIDER NO. 1

INSURED		BOND NUMBER

Massachusetts Financial Services Company dba		87067106B

MFS Investment Management
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

November 1, 2006	November 1, 2006 to November 1, 2007	/S/ Catherine Dalton

Most property and casualty insurers, including ICI Mutual Insurance Company (“ICI Mutual”), are subject to the requirements of the Terrorism Risk Insurance Act of 2002, as amended (the “Act”). The Act establishes a Federal insurance backstop under which ICI Mutual and these other insurers will be partially reimbursed for future “insured losses” resulting from certified “acts of terrorism.”  (Each of these bolded terms is defined by the Act.)  The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified “acts of terrorism” will be partially reimbursed by the United States government under a formula established by the Act. Under this formula, the United States government will reimburse ICI Mutual for 90% of ICI Mutual’s “insured losses” in excess of a statutorily established deductible until total insured losses of all participating insurers reach $100 billion. If total “insured losses” of all property and casualty insurers reach $100 billion during any applicable period, the Act provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this bond may be reduced as a result.

Coverage under this bond remains subject to all applicable terms, conditions and limitations of the bond  (including exclusions) that are permissible under the Act. The portion of the premium that is attributable to any coverage potentially available under the bond for “acts of terrorism” is one percent (1%).

March 26, 2007

Marsh USA Inc.
1166 Avenue of the Americas
New York, NY 10036
Attn: James Kardaras
Tel. (212) 345-0879
Fax (212) 345-8491

	Re:	Massachusetts Financial Services Company

Policy Number: EOC 5871154 04

Zurich North America		Dear Jim:
Specialties
One Liberty Plaza, 30th Floor		Enclosed is the original and producer copy of the policy. Every effort
New York, New York		has been made to assure the accuracy of this policy. If you find any mistakes or
10006		have any questions, please do not hesitate to give me a call.

Telephone 212 225-7000		Thank you for considering Zurich North America to address your clients needs.
Facsimile 212 225-7032
Internet http:/www.
zurichna.com/managementliability
Sincerely,

Karen M. Kushner
Unit Manager
Diversified Financial Institutions
Tel. No.: (212) 553-5505

encl.
cc: Underwriting file

ZIGEX

Financial Institutions Excess Insurance Policy Declarations

Zurich American Insurance Company (ZAIC)

Policy Number: EOC 5871154 04	Renewal of Number: EOC 5871154 03

Item 1. Named Insured and Mailing Address:	Producer:
Massachusetts Financial Services Company	Marsh USA Inc.
500 Boylston Street	1166 Avenue of the Americas
Boston, MA 02116	New York, NY 10036

Item 2.    Limit of Liability: $10,000,000 excess of $110,000,000 in the aggregate Note that the Limit of Liability is reduced or exhausted by Defense Costs.

Item 3.    “Underlying Insurance”:

(A)      “Primary Policy”:          Investment Company Blanket Bond

Insurer:                          National Union Fire Insurance Company of Pittsburgh, PA

Policy Number:             965-27-31

Limit of Liability:          $25,000,000 part of $45,000,000 retention of $100,000

(B)        “Primary Policy”:          Financial Institution Investment Company Asset Protection Bond

Insurer:                          Federal Insurance Company (signed onto AIG’s ICAP Bond)

Policy Number:             81391896

Limit of Liability:          $20,000,000 part of $45,000,000 retention of $100,000

(C)        Other Policy(ies):         Excess Insurance Policy

Insurer:                          Continental Casualty Company

Policy Number:             169931271

Limit of Liability:          $15,000,000 excess of $45,000,000

(D)       Other Policy(ies):         Financial Institution Excess Follow Form Certificate

Insurer:                          Great American Insurance Company

Policy Number:             FS 554-47-26-01

Limit of Liability:          $20,000,000 excess of $60,000,000

(E)         Other Policy(ies):         Excess Bond

Insurer:                          Fidelity and Deposit Company of Maryland/Colonial American Casualty and Surety Company

Policy Number:             FIB 0005919-03

Limit of Liability:          $10,000,000 excess of $80,000,000

(F)         Other Policy(ies):         Investment Company Blanket Bond (Excess Bond)

Insurer:                          ICI Mutual Insurance Company

Policy Number:             87067106B

Limit of Liability:          $20,000,000 excess of $90,000,000

Item 4.    “Policy Period”:    From 12:01 a.m. on 11/01/2006 To 12:01 a.m. on  11/01/2007.

Local time at the address shown in Item 1.

Item 5.    Endorsement(s) Effective at Inception: See Endorsement number 1 as attached.

Item 6.    Premium: $19,270

In witness whereof, the “Insurer” issuing this policy has caused this policy to be signed by its authorized officers, but it shall not be valid unless also signed by the duly authorized representative of the “Insurer”.

ZURICH AMERICAN INSURANCE COMPANY (ZAIC)

Authorized Representative	President	Corporate Secretary

Date

Important Notice — In Witness Clause

In return for the payment of premium and subject to all the terms of the policy, the “Insurer” agrees with the “Insured(s)” to provide insurance as stated in this policy. This policy shall not be valid unless countersigned by the “Insurer’s” duly authorized Representative.

In Witness Whereof, the “Insurer” has executed and attested these presents and, where required by law, has caused this policy to be countersigned by its duly authorized Representative.

President	Corporate Secretary

QUESTIONS ABOUT YOUR INSURANCE?  Your agent or broker is best equipped to provide information about your insurance. Should you require additional information or assistance in resolving a complaint, call or write to the following (please have your policy or claim number ready):

Zurich North America
Customer Inquiry Center
1400 American Lane
Schaumburg, Illinois 60196-1056
1-800-382-2150 (Business Hours:  8 a.m. - 4 p.m. [CT])

1

Financial Institutions Excess Insurance Policy

In consideration of the payment of the premium and in reliance on all statements made and information furnished to the Company providing this insurance as indicated on the Declarations (hereinafter called the “Insurer”), and to the issuers of the “Underlying Insurance”, all of which are made a part hereof, and subject to all of the provisions of this Policy, the “Insurer” and the “Insured(s)” agree as follows:

I.                 INSURING AGREEMENT

The “Insurer” shall provide the “Insured(s)” with excess insurance coverage over the “Underlying Insurance” as set forth in Item 3. of the Declarations during the “Policy Period” set forth in Item 4. of the Declarations. Coverage hereunder shall attach only after all such “Underlying Insurance” has been reduced or exhausted by payments for losses and shall then apply in conformance with the same provisions, limitations, conditions and warranties of the “Primary Policy” at inception, except for premium, limit of liability and as otherwise specifically set forth in the provisions of this Policy. In no event shall coverage under this Policy be broader than coverage under any “Underlying Insurance”.

II.             POLICY DEFINITIONS

A.            “Named Entity” means the organization named in Item 1. of the Declarations.

B.            “Insured(s)” means the “Named Entity” and those persons or organization(s) insured under the “Primary Policy”, at its inception.

C.            “Policy Period” means the period from the effective date and hour of this Policy as set forth in Item 4. of the Declarations, to the Policy expiration date and hour set forth in Item 4. of the Declarations, or its earlier cancellation date or termination date, if any.

D.            “Primary Policy” means the policy scheduled in Item 3. (A) of the Declarations.

E.              “Pollutants” mean any substance located anywhere in the world exhibiting any hazardous characteristics as defined by, or identified on a list of hazardous substances issued by, the United States Environmental Protection Agency or a state, county, municipality or locality counterpart thereof. Such substances shall include, without limitation, solids, liquids, gaseous or thermal irritants, contaminants or smoke, vapor, soot, fumes, acids, alkalis, chemicals or waste materials. “Pollutants” shall also mean any other air emission, odor, waste water, oil or oil products, infectious or medical waste, asbestos or asbestos products and noise.

F.              “Underlying Insurance” means all those polices scheduled in Item 3. of the Declarations. Such policies may include, but are not limited to, policies written on a claims made or reported basis or bonds written on a discovery basis.

III.         MAINTENANCE OF “UNDERLYING INSURANCE”

All of the “Underlying Insurance” schedule in Item 3. of the Declarations shall be maintained during the “Policy Period” in full effect, except for any reduction of the aggregate limit(s) of liability available under the “Underlying Insurance” solely by reason of payment of loss thereunder. Failure to comply with the foregoing shall not invalidate this Policy but the “Insurer” shall not be liable to a greater extent than if this condition had been complied with. To the extent that any “Underlying Insurance” is not maintained in full effect during the currency of this “Policy Period”, then the “Insured(s)” shall be deemed to have retained any loss for the amount of the limit of liability of any “Underlying Insurance” which is not maintained as set forth above.

In the event of a change to any “Underlying Insurance” by rewrite, endorsement or otherwise, coverage under this Policy shall become subject to such change only if and to the extent the “Insurer’s” consent to such change is endorsed in writing on or to this Policy. If such consent is not endorsed in writing on or to this Policy, the “Insurer” shall not be liable to a greater extent than it would have been in the absence of such change to the “Underlying Insurance”.

It is further a condition of this Policy that the “Insurer” shall be notified in writing as soon as practicable of cancellation of any of the policies of “Underlying Insurance”.

2

In the event of any actual or alleged (a) failure by the “Insured(s)” to give notice or to exercise any extensions under any “Underlying Insurance” or (b) misrepresentation or breach of warranties by any of the “Insured(s)” with respect to any “Underlying Insurance”, the “Insurer” shall not be liable hereunder to a greater extent than it would have been in the absence of such actual or alleged failure, misrepresentation or breach.

IV.        LIMIT OF LIABILITY

The amount of set forth in Item 2. of the Declarations shall be the maximum aggregate Limit of Liability of the “Insurer” and, shall be the maximum amount payable under this Policy for all loss or damages resulting from all claims or losses discovered during the “Policy Period”.

Costs of defense shall be part of and not in addition to the Limit of Liability in Item 2. of the Declarations, and such costs of defense shall reduce the Limit of Liability stated in Item 2. of the Declarations.

V.            DEPLETION OF UNDERLYING LIMIT(S)

In the event of the depletion of the limit(s) of liability of the “Underlying Insurance” solely as a result of actual payment of loss thereunder by the applicable insurers, this Policy shall, subject to the “Insurer’s” Limit of Liability and to the other terms of this Policy, continue to apply to loss as excess insurance over the amount of insurance remaining under such “Underlying Insurance”. In the event of the exhaustion of all of the limit(s) of liability of such “Underlying Insurance” solely as a result of payment of loss thereunder, the remaining limits available under this Policy shall, subject to the “Insurer’s” Limit of Liability and to the other provisions of this Policy, continue for subsequent loss as primary insurance, and any retention specified in the “Primary Policy” shall be imposed under this Policy as to each claim made; otherwise no retention shall be imposed under this Policy.

This Policy only provides coverage excess of the “Underlying Insurance”. This policy does not provide coverage for any loss not covered by the “Underlying Insurance” except and to the extent that such loss is not paid under the “Underlying Insurance” solely by reason of the reduction or exhaustion of the available “Underlying Insurance” through payments of loss thereunder. In the event the insurer of one ore more of the “Underlying Insurance” polices fails to pay loss in connection with any claim covered under the “Underlying Insurance” as a result of the insolvency, bankruptcy, or liquidation or said insurer, then the “Insured(s)” hereunder shall be deemed to have retained any loss for the amount of the limit of liability of said insurer which is not paid as a result of such insolvency, bankruptcy or liquidation.

If any “Underlying Insurance” bears an effective date which is prior to the effective date of this Policy and if any such insurance becomes exhausted or impaired by payment of loss with respect to any claim which shall be deemed to be made prior to the effective date of this Policy, then with respect to any claim made after the effective date of this Policy, the “Insured(s)” hereunder shall be deemed to have retained any loss for the amount of any such “Underlying Insurance” which is exhausted or impaired by payment of loss with respect to such claim made prior to the effective date of this Policy.

VI.        CLAIM PARTICIPATION

The “Insured(s)” shall not admit liability, consent to any judgment, or agree to any settlement which is reasonably likely to involve the Limit of Liability of this Policy without the “Insurer’s” consent, such consent not to be unreasonably withheld.

The “Insurer” may, at its sole discretion, elect to participate in the investigation, settlement or defense of any claim against any of the “Insured(s)” for matter covered by this Policy even if the “Underlying Insurance” has not been exhausted. If the “Insurer” elects to so participate, the “Insured” shall fully cooperate with the “Insurer”.

All provisions of the “Underlying Insurance” are considered as part of this Policy except that it shall be the duty of the “Insured(s)” and not the duty of the “Insurer” to defend any claims against any of the “Insured(s)”.

VII.    SUBROGATION - RECOVERIES

In that this Policy is excess insurance coverage over the “Underlying Insurance”, the “Insured(s)” and the “Insurer’s” right of recovery against any person or other entity may not be exclusively subrogated. Despite the foregoing, in the event of any payment under this Policy, the “Insurer” shall be subrogated to all the “Insured’s(s’)” rights of recovery against any person or organization, and the “Insured(s)” shall execute and deliver instruments and papers and do whatever else is necessary to secure such rights.

Any amounts recovered after payment of loss hereunder shall be apportioned in the inverse order of payment to the extent of actual payment. The expenses of all such recovery proceedings shall be apportioned in the ration of respective recoveries.

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VIII. NOTICE

The “Insurer” shall be given notice in writing as soon as is practicable in the event of (a) the cancellation of any “Underlying Insurance” and (b) any additional or return premiums charged or allowed in connection with any “Underlying Insurance”. Notice regarding (a) and (b) above shall be given to:  Zurich American Insurance Company, One Liberty Plaza, 30th Floor, New York, New York 10006, Attention:  Diversified Financial Institutions Department.

The “Insurer” shall be given notice as soon as is practicable of any claim or any situation that could give rise to a claim under any “Underlying Insurance” when the “Insured” reasonably believes that such claim or situation is likely to result in loss or damages that exceed twenty-five percent (25%) of the sum of the “Underlying Limits” and any retention specified in the “Primary Policy”. Notice of any claim to the “Insurer” shall be given in writing to:  Zurich American Insurance Company, P.O. Box 307010, Jamaica, New York 11430-7010, Attention:  Diversified Financial Institutions Claims Department.

IX.        COMPANY AUTHORIZATION CLAUSE

By acceptance of this Policy, the “Named Entity” agrees to act on behalf of all of the “Insured(s)” with respect to the giving and receiving of notice of claim or cancellations, the payment of premiums and receiving of any returned premiums that may become due under this Policy, and the “Insured(s)” agree that the “Named Entity” shall in all cases be authorized to act on their behalf.

X.            ALTERATION

No change in or modification of this Policy shall be effective except when made by endorsement signed by an authorized employee of the “Insurer” or any of its agents relating to this Policy.

XI.        EXCLUSIONS

Notwithstanding any provisions of the “Underlying Insurance”, the “Insurer” shall not be liable to make payment for loss in connection with any claim based upon, arising out of, directly or indirectly resulting from, or in consequence of, or in any way involving:

1.              The actual, alleged or threatened discharge, release, escape, seepage, migration or disposal of “Pollutants” into or on real or personal property, water or the atmosphere, or

2.              Any direction or request that any “Insured(s)” test for, monitor, clean up, remove, contain, treat, detoxify or neutralize “Pollutants”, or any voluntary decision to do so.

XII.    CONDITIONS

No action shall be taken against the “Insurer” unless, as a condition precedent, there shall have been full compliance with all the provisions of this Policy, nor until the amount of the “Insured’s(s’)” obligation to pay shall have been finally determined either by final and nonappealable judgment against the “Insured’s(s’)” after trial, or by written agreement of the “Insured(s)”, the claimant and the “Insurer”.

XIII. POLICY TERMINATION

This Policy shall terminate at the earliest of the following times:

1.              The effective date of termination specified in written prior notice by the “Named Entity” to the “Insurer”,

2.              Upon expiration of the “Policy Period” as set forth in Item 4. of the Declarations,

3.              Ten (10) days after receipt by the “Named Entity” of a written notice of termination from the “Insurer” for failure to pay a premium when due, or

4.              At such time as may be agreed upon by the “Insurer” and the “Named Entity”.

The “Insurer” shall refund the unearned premium computed at customary short rate if the Policy is terminated by the “Named Entity”. Under any other circumstances the refund shall be computed pro rata.

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Endorsement #	1
Named Insured:	Massachusetts Financial Services Company
Policy Number:	EOC 5871154 04	INTERLINE
Effective Date:	11/01/2006	01 21 01 02

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

NUCLEAR ENERGY LIABILITY EXCLUSION
ENDORSEMENT

(Broad Form)

This endorsement modifies insurance provided under the following:

Financial Institutions Excess Insurance Policy

1.              The insurance does not apply:

A.            To liability:

(1)         With respect to which an “insured” under the policy is also an insured under a nuclear energy liability policy issued by Nuclear Energy Liability Insurance Association, Mutual Atomic Energy Liability Underwriters, Nuclear Insurance Association of Canada or any of their successors, or would be an insured under any such policy but for its termination upon exhaustion of its limit of liability; or

(2)         Resulting from the “hazardous properties” of “nuclear material” and with respect to which (a) any person or organization is required to maintain financial protection pursuant to the Atomic Energy Act of 1954, or any law amendatory thereof, or (b) the “insured” is, or had this policy not been issued would be, entitled to indemnity from the United States of America, or any agency thereof, under any agreement entered into by the United States of America, or any agency thereof, with any person or organization.

B.            Under any Medical Payments coverage, to expenses incurred with respect to liability resulting from the “hazardous properties” of “nuclear material” and arising out of the operation of a “nuclear facility” by any person or organization.

C.            To liability resulting from “hazardous properties” of “nuclear material”, if:

(1)         The “nuclear material” (a) is at any “nuclear facility” owned by, or operated by or on behalf of, an “insured” or (b) has been discharged or dispersed therefrom;

(2)         The “nuclear material” is contained in “spent fuel” or “waste” at any time possessed, handled, used, processed, stored, transported or disposed of, by or on behalf of an “insured”; or

(3)         The liability arises out of the furnishing by an “insured” of services, materials, parts or equipment in connection with the planning, construction, maintenance, operation or use of any “nuclear facility”, but if such facility is located within the United States of America, its territories or possessions or Canada, this exclusion (3) applies only to “property damage” to such “nuclear facility” and any property thereat.

2.              As used in this endorsement:

“Hazardous properties” includes radioactive, toxic or explosive properties.

“Nuclear material” means “source material”, “special nuclear material” or “by-product material”.

“Source material”, “special nuclear material”, and “by-product material” have the meanings given them in the Atomic Energy Act of 1954 or in any law amendatory thereof.

“Spent fuel” means any fuel element or fuel component, solid or liquid, which has been used or exposed to radiation in a “nuclear reactor”.

“Waste” means any waste material (a) containing “by-product material” other than the tailings or wastes produced by the extraction or concentration of uranium or thorium from any ore processed primarily for its “source material” content, and (b) resulting from the operation by any person or organization of any “nuclear facility” included under the first two paragraphs of the definition of “nuclear facility”.

© ISO Properties, Inc., 2000

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“Nuclear facility” means:

(a)          Any “nuclear reactor”;

(b)          Any equipment or device designed or used for (1) separating the isotopes of uranium or plutonium, (2) processing or utilizing “spent fuel”, or (3) handling, processing or packaging “waste”;

(c)          Any equipment or device used for the processing, fabricating or alloying of “special nuclear material” if at any time the total amount of such material in the custody of the “insured” at the premises where such equipment or device is located consists of or contains more than 25 grams of plutonium or uranium 233 or any combination thereof, or more than 250 grams of uranium 235;

(d)          Any structure, basin, excavation, premises or place prepared or used for the storage or disposal of “waste”;

and includes the site on which any of the foregoing is located, all operations conducted on such site and all premises used for such operations.

“Nuclear reactor” means any apparatus designed or used to sustain nuclear fission in a self-supporting chain reaction or to contain a critical mass of fissionable material.

“Property damage” includes all forms of radioactive contamination of property.

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CERTIFICATE OF ASSISTANT SECRETARY

MFS Series Trust XIV

The undersigned, being the Assistant Secretary of the above-mentioned Trust, the Trusts), hereby certifies that the following is a complete, true and correct copy of the vote adopted by the Trustees of the Trust on February 27, 2007 and that such vote has not been altered, amended or rescinded and is in full force and effect as of the date hereof.

Upon motion duly made and seconded, it was by all of the Independent Trustees voting together and then all of the Trustees present

VOTED:                                                    That it is the finding of the Trustees that the fidelity bonds written by National Union (AIG), Federal Insurance Company (Chubb), Continental Insurance Company (CNA), Great American, Fidelity and Deposit (F&D), ICI Mutual Insurance Company (ICI), Zurich (Zurich), and Fidelity and Deposit (F&D) (collectively, the “Bond”) in the aggregate amount of $125 million (the “Coverage Amount”), covering, among others, Trustees, officers and employees of the Trust, in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission under Section 17(g) of the Investment Company Act of 1940, as amended, are reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Trust to which any person covered under the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of assets of the Trust, the nature of the Trust’s securities, the number of other parties named as insured parties under the Bond and the nature of the business activities of the other parties;

FURTHER

VOTED:                                                    That after having given due consideration to, among other things, the number of other parties insured under the Bond, the nature of business activities of those other parties, the amount of the Bond, the amount of the premium and the ratable allocation of the premium and service fee among all parties named as insureds, that the premium on the Bond and service fee be, and it hereby is, allocated among the insured parties in the proportion that their minimum required or assigned coverage bears to the Coverage Amount;

FURTHER

VOTED:                                                    That the officers of the Trust be, and each of them hereby is, authorized and directed to enter into an agreement, as required by paragraph (f) of Rule 17g-1 promulgated by the Securities and Exchange Commission under the Investment Company Act of 1940, as amended, with the other named insureds under said Bond providing that in the event any recovery is received under the Bond as a result of a loss sustained by the Trust and also by one or more of the other named insureds, the Trust shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 promulgated by the Securities and Exchange Commission under the Investment Company Act of 1940, as amended;

FURTHER

VOTED:                                                    That the Bond be, and it hereby is, approved;

FURTHER

VOTED:                                                    That the appropriate officers of the Trust be, and they hereby are, authorized and directed to prepare, execute, and file such amendments and supplements to the aforesaid agreement, and to take such other action as may be necessary or appropriate in order to conform to the provisions of the Investment Company Act of 1940, as amended, and the rules and regulations thereunder; and

FURTHER

VOTED:                                                    That the Secretary or any Assistant Secretary of the Trust shall file the Bond with the Securities and Exchange Commission and give notices required under paragraph (g) of Rule 17g-1 promulgated by the Securities and Exchange Commission under the Investment Company Act of 1940, as amended.

IN WITNESS WHEREOF, I have hereunder set my hand this 3rd day of April 2007.

/s/ Susan S. Newton
Susan S. Newton
Assistant Secretary

Date: April 3, 2007

Commonwealth of Massachusetts	)
) ss.
County of Suffolk	)

On this 3rd day of April 2007, before me, Martha J. Donovan, the undersigned Notary Public, personally appeared Susan S. Newton, proved to me through satisfactory evidence of identity, which was personally known to me to be the person whose name is signed above, and acknowledged to me that she signed it voluntarily for its stated purpose as Assistant Secretary for the MFS Funds.

/s/ Martha J. Donovan
Martha J. Donovan
Notary Public

My commission expires: October 16, 2009

CERTIFICATE OF ASSISTANT SECRETARY

MFS Series Trust I
MFS Series Trust II
MFS Series Trust III
MFS Series Trust IV
MFS Trust Series V
MFS Trust Series VI
MFS Trust Series VII
MFS Trust Series VIII
MFS Trust Series IX
MFS Trust Series X
MFS Series Trust XI
MFS Series Trust XII
MFS Series Trust XIII
MFS Municipal Series Trust
MFS Variable Insurance Trust
MFS Institutional Trust
Massachusetts Investors Trust
Massachusetts Investors Growth Stock Fund
MFS Growth Opportunities Fund
MFS Government Limited Maturity Fund
MFS Government Markets Income Trust
MFS Intermediate Income Trust
MFS Charter Income Trust
MFS Special Value Trust
MFS Municipal Income Trust
MFS Multimarket Income Trust

The undersigned, being the Assistant Secretary of the above-mentioned Trusts, (collectively, the “Trusts”), hereby certifies that the following is a complete, true and correct copy of the vote adopted by the Trustees of the Trusts on October 25, 2006 and that such vote has not been altered, amended or rescinded and is in full force and effect as of the date hereof.

Upon motion duly made and seconded, it was by all of the Independent Trustees voting together and then all of the Trustees present

VOTED:                                                    That it is the finding of the Trustees that the fidelity bonds written by National Union (AIG), Federal Insurance Company (Chubb), Continental Insurance Company (CNA), Great American, Fidelity and Deposit (F&D), ICI Mutual Insurance Company (ICI), Zurich (Zurich), and Fidelity and Deposit (F&D) (collectively, the “Bond”) in the aggregate amount of $125 million (the “Coverage Amount”), covering, among others, Trustees, officers and employees of the Trust, in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission under Section 17(g) of the Investment Company Act of 1940, as amended, are reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Trust to which any person covered under the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of assets of the Trust, the nature of the Trust’s securities, the number of other parties named as insured parties under the Bond and the nature of the business activities of the other parties;

FURTHER

VOTED:                                                    That after having given due consideration to, among other things, the number of other parties insured under the Bond, the nature of business activities of those other parties, the amount of the Bond, the amount of the premium and the ratable allocation of the premium and service fee among all parties named as insureds, that the premium on the Bond and service fee be, and it hereby is, allocated among the insured parties in the proportion that their minimum required or assigned coverage bears to the Coverage Amount;

FURTHER

VOTED:                                                    That the officers of the Trust be, and each of them hereby is, authorized and directed to enter into an agreement, as required by paragraph (f) of Rule 17g-1 promulgated by the Securities and Exchange Commission under the Investment Company Act of 1940, as amended, with the other named insureds under said Bond providing that in the event any recovery is received under the Bond as a result of a loss sustained by the Trust and also by one or more of the other named insureds, the Trust shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 promulgated by the Securities and Exchange Commission under the Investment Company Act of 1940, as amended;

FURTHER

VOTED:                                                    That the Bond be, and it hereby is, approved;

FURTHER

VOTED:                                                    That the appropriate officers of the Trust be, and they hereby are, authorized and directed to prepare, execute, and file such amendments and supplements to the aforesaid agreement, and to take such other action as may be necessary or appropriate in order to conform to the provisions of the Investment Company Act of 1940, as amended, and the rules and regulations thereunder; and

FURTHER

VOTED:                                                    That the Secretary or any Assistant Secretary of the Trust shall file the Bond with the Securities and Exchange Commission and give notices required under paragraph (g) of Rule 17g-1 promulgated by the Securities and Exchange Commission under the Investment Company Act of 1940, as amended.

IN WITNESS WHEREOF, I have hereunder set my hand this 3rd day of April 2007.

/s/ Susan S. Newton
Susan S. Newton
Assistant Secretary

Date: April 3, 2007

Commonwealth of Massachusetts	)
) ss.
County of Suffolk	)

On this 3rd day of April 2007, before me, Martha J. Donovan, the undersigned Notary Public, personally appeared Susan S. Newton, proved to me through satisfactory evidence of identity, which was personally known to me to be the person whose name is signed above, and acknowledged to me that she signed it voluntarily for its stated purpose as Assistant Secretary for the MFS Funds.

/s/ Martha J. Donovan
Martha J. Donovan
Notary Public

My commission expires: October 16, 2009

CERTIFICATE OF ASSISTANT SECRETARY

MFS/SUN LIFE SERIES TRUST (the “Trust”):

COMPASS ACCOUNTS (“Accounts”):

Capital Appreciation Variable Account

Global Governments Variable Account

Government Securities Variable Account

High Yield Variable Account

Money Market Variable Account

Total Return Variable Account

The undersigned, being the Assistant Secretary of the above-mentioned Trust and Accounts, (collectively, the “Funds”), hereby certifies that the following is a complete, true and correct copy of the vote adopted by the Trustees of the Trust and Accounts on October 23, 2006 and that such votes have not been altered, amended or rescinded and is in full force and effect as of the date hereof.

Upon motion duly made and seconded, it was by all of the Independent Trustees and Managers voting together and then by all of the Trustees and Managers present

VOTED:                                                    That it is the finding of the Trustees and Managers that the fidelity bonds written by National Union (AIG), Federal Insurance Company (Chubb), Continental Insurance Company (CNA), Great American, Fidelity and Deposit (F&D), ICI Mutual Insurance Company (ICI Mutual), Zurich (Zurich) and Fidelity and Deposit (F&D) (collectively, the “Bond”) in the aggregate amount of $125 million (the “Coverage Amount”), covering, among others, Trustees, Managers, officers and employees of the Trust and each Account, in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission under Section 17(g) of the Investment Company Act of 1940, as amended, are reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Trust and each Account to which any person covered under the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of assets of the Trust and each Account, the nature of the Trust’s and each Account’s securities, the number of other parties named as insured parties under the Bond and the nature of the business activities of the other parties;

FURTHER

VOTED:                                                    That after having given due consideration to, among other things, the number of other parties insured under the Bond, the nature of business activities of those other parties, the amount of the Bond, the amount of the premium and the ratable allocation of the premium and service fee among all parties named as insureds, that the premium on the Bond and service fee be, and it hereby is, allocated among the insured parties in the proportion that their minimum required or assigned coverage bears to the Coverage Amount;

FURTHER

VOTED:                                                    That the officers of the Trust and each Account be, and each of them hereby is, authorized and directed to enter into an agreement, as required by paragraph (f) of Rule 17g-1 promulgated by the Securities and Exchange Commission under the Investment Company Act of 1940, as amended, with the other named insureds under said Bond providing that in the event any recovery is received under the Bond as a result of a loss sustained by the Trust and each Account and also by one or more of the other named insureds, the Trust and each Account shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 promulgated by the Securities and Exchange Commission under the Investment Company Act of 1940, as amended;

FURTHER

VOTED:                                                    That the Bond be, and it hereby is, approved;

FURTHER

VOTED:                                                    That the appropriate officers of the Trust and each Account be, and each hereby is, authorized and directed to prepare, execute, and file such amendments and supplements to the aforesaid agreement, and to take such other action as may be necessary or appropriate in order to conform to the provisions of the Investment Company Act of 1940, as amended, and the rules and regulations thereunder; and

FURTHER

VOTED:                                                    That the Secretary or any Assistant Secretary of the Trust and each Account shall file the Bond with the Securities and Exchange Commission and give notices required under paragraph (g) of Rule 17g-1 promulgated by the Securities and Exchange Commission under the Investment Company Act of 1940, as amended.

IN WITNESS WHEREOF, I have hereunder set my hand this 3rd day of April 2007.

/s/ Susan S. Newton
Susan S. Newton
Assistant Secretary

Date: April 3, 2007

Commonwealth of Massachusetts	)
) ss.
County of Suffolk	)

On this 3rd day of April 2007, before me, Martha J. Donovan, the undersigned Notary Public, personally appeared Susan S. Newton, proved to me through satisfactory evidence of identity, which was personally known to me to be the person whose name is signed above, and acknowledged to me that she signed it voluntarily for its stated purpose as Assistant Secretary of the Trust and Accounts.

/s/ Martha J. Donovan
Martha J. Donovan
Notary Public

My commission expires: October 16, 2009

FIDELITY BOND CLAIM AGREEMENT

THIS MASTER FIDELITY BOND CLAIM AGREEMENT dated November 1, 1993, as amended and restated June 12, 2002, by and among (i) each of the funds listed from time to time in Exhibit A (collectively, the “Funds” or “Fund Parties”) and (ii) Massachusetts Financial Services Company (“MFS”), MFS Service Center, Inc. (“MFSC”), MFS Fund Distributors, Inc. (“MFD”), MFS Heritage Trust Company, MFS Institutional Advisors, Inc., MFS International Ltd., MFS Holdings Australia Pty Ltd., and MFS Retirement Services, Inc. (collectively, the “MFS Parties”).

WHEREAS, MFS or certain other MFS Parties act as investment adviser to all of the Funds and certain other clients, MFD acts as distributor for certain of the Funds and MFSC acts as the transfer and shareholder servicing agent for certain of the Funds; and from time to time hereafter each may act in the same capacities with respect to other clients including other investment companies;

WHEREAS, all the parties hereto are named insureds under broker’s blanket bonds issued by National Union Insurance Company/Federal Insurance Company (“National Union”), by Chubb & Sons Insurance Company (“Chubb”), by Gulf Insurance Company (“Gulf”) and by ICI Mutual Insurance Company (“ICI”), and/or such other insurance companies as from time to time may insure parties hereto as such bonds may be amended and/or restated from time to time (collectively the “Bonds”);

WHEREAS, the parties desire to establish (i) the criteria by which the premium for the Bonds shall be allocated among the parties, (ii) the basis on which additional investment companies for which MFS, or any subsidiary thereof, may hereafter act as investment adviser and/or for which MFD may act as distributor, and additional affiliates of MFS may from time to time be added as named insureds under the Bonds and (iii) the criteria by which losses in excess of the face amounts of the Bonds shall be allocated among the parties.

NOW THEREFORE, it is agreed as follows:

1.             Each of the Funds shall pay a portion of each premium which shall be determined as of a specified date (the “Date”) which is the same date for all Fund Parties by calculating the proportion which the minimum amount of fidelity bond coverage required for such Fund (calculated in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended, (“Rule 17g-1”)) bears to the total amount of coverage provided for under the Bonds and applying said proportion to the total annual premium. The amount remaining after calculating the portions of the premium to be paid by the Funds shall be paid by MFS or such MFS Parties as MFS shall determine.

2.             If National Union, Chubb, Gulf and/or ICI (or such other insurers as from time to time may insure the parties hereto) are willing without additional premium until the next renewal date to add, as an insured under any of the Bonds, (i) any investment

1

company permitted to be included on the Bonds pursuant to Rule 17g-1 for which MFS (or any subsidiary thereof) may act as investment adviser and/or for which MFD may act as distributor, or (ii) any affiliate of MFS permitted to be included on the Bonds pursuant to Rule 17g-1, the parties hereto agree (a) that such addition may be made, (b) that such investment company shall become a party to this Agreement and be included within the terms “Funds” and “Fund Parties” and (c) that such affiliate shall become a party to this Agreement and be included within the term “MFS Parties.”

3.             In the event that the claims of loss of two or more insureds under the Bonds are so related that the insurer is entitled to assert that the claims must be aggregated with the result that the claims exceed the face amount of the Bonds but the total amount payable on such claims is limited to the face amount of the Bonds, the following rules for determining, as among such insureds, the priority of satisfaction of the claims under the Bonds shall apply:

A.            All claims of Funds which have been duly proved and established under the Bonds shall be satisfied in full before satisfaction of any claims of MFS or other MFS Parties, if any.

B.            If the claims of Funds which have been duly proved and established under the Bonds exceed the face amount of the Bonds, the insurance proceeds shall be applied to those claims in the following manner:

(i)                                     first, the insurance proceeds shall be applied to the claim of each Fund up to its respective minimum fidelity bond requirement as determined pursuant to paragraph one above with respect to the Funds; and

(ii)                                  the remaining amount of insurance proceeds then shall be applied to the unsatisfied claims of the Funds in proportion to their respective minimum fidelity bond requirements as determined pursuant to paragraph one above with respect to the Funds.

C.            If after giving effect to Paragraph A there remains a portion of the insurance under the Bonds available for the satisfaction of claims of MFS or other MFS Parties, if any, which have been duly proved and established under the Bonds, such remainder shall be applied as MFS shall determine.

4.             This Agreement hereby supercedes all prior or contemporaneous agreements among the parties hereto (or any two or more of them) (which other agreements may include other parties) relating to the subject matter hereof.

5.             The Agreement shall be governed by and construed in accordance with the laws of The Commonwealth of Massachusetts.

2

6.             Exhibit A hereto may be amended from time to time to reflect the changes in the funds insured under the Bonds.

7.             A copy of the Declaration of Trust of each Fund is on file with the Secretary of State of The Commonwealth of Massachusetts. Each party hereto acknowledges that the obligations of or arising out of this Agreement are not binding upon any of the Fund’s Trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Fund. If this Agreement is executed by the Fund on behalf of one or more series of the Fund, each party hereto further acknowledges that the assets and liabilities of each series are separate and distinct and that the obligations of or arising out of this Agreement concerning a series are binding solely upon the assets or property of such series and not upon the assets or property of any other series.

8.             This Agreement may be amended or modified only with the prior written consent of the parties hereto.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered in their names and on their behalf by the undersigned officers thereunto duly authorized, all as of the day and year first above written.

MASSACHUSETTS FINANCIAL SERVICES COMPANY
MFS INSTITUTIONAL ADVISORS, INC.
MFS INTERNATIONAL LTD.
By:	/s/ Robert T. Burns
Robert T. Burns
Secretary

MFS HERITAGE TRUST COMPANY

By:	/s/ Robert T. Burns
Robert T. Burns
Clerk

MFS FUND DISTRIBUTORS, INC.
MFS RETIREMENT SERVICES, INC.
MFS SERVICE CENTER, INC.
MFS INSTITUTIONAL ADVISORS (AUSTRALIA) LTD.

By:	/s/ Robert T. Burns
Robert T. Burns
Secretary

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On Behalf of the Funds Listed From Time to Time
On Exhibit A Hereto:

By:	/s/ James R. Bordewick, Jr.
James R. Bordewick, Jr.
Assistant Secretary or Assistant Clerk

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FIDELITY BOND CLAIM AGREEMENT

EXHIBIT A

As of February 27, 2007

MFS SERIES TRUST I
MFS Cash Reserve Fund
MFS Core Growth Fund
MFS Core Equity Fund
MFS New Discovery Fund
MFS Research International Fund
MFS Strategic Growth Fund
MFS Technology Fund
MFS Value Fund

MFS SERIES TRUST II
MFS Emerging Growth Fund

MFS SERIES TRUST III
MFS High Income Fund
MFS High Yield Opportunities Fund
MFS Municipal High Income Fund

MFS SERIES TRUST IV
MFS Government Money Market Fund
MFS Mid Cap Growth Fund
MFS Money Market Fund
MFS Municipal Bond Fund

MFS SERIES TRUST V
MFS Research Fund
MFS Total Return Fund
MFS International New Discovery Fund

MFS SERIES TRUST VI
MFS Global Equity Fund
MFS Global Total Return Fund
MFS Utilities Fund

MFS SERIES TRUST VII
MFS Capital Opportunities Fund

MFS SERIES TRUST VIII
MFS Global Growth Fund
MFS Strategic Income Fund

MFS SERIES TRUST IX

MFS Bond Fund
MFS Inflation-Adjusted Bond Fund
MFS Intermediate Investment Grade Bond Fund
MFS Limited Maturity Fund
MFS Municipal Limited Maturity Fund
MFS Research Bond Fund

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MFS Research Bond Fund J

MFS SERIES TRUST X
MFS Aggressive Growth Allocation Fund
MFS Conservative Allocation Fund
MFS Emerging Markets Debt Fund
MFS Emerging Markets Equity Fund
MFS Floating Rate High Income Fund
MFS Growth Allocation Fund
MFS International Diversification Fund
MFS International Growth Fund
MFS International Value Trust
MFS Moderate Allocation Fund
MFS New Endeavor Fund
MFS Strategic Value Fund

MFS SERIES TRUST XI
MFS Mid Cap Value Fund
MFS Union Standard Equity Fund

MFS SERIES TRUST XII
MFS Lifetime Retirement Income Fund
MFS Lifetime 2010 Fund
MFS Lifetime 2020 Fund
MFS Lifetime 2030 Fund
MFS Lifetime 2040 Fund
MFS Sector Rotational Fund

MFS SERIES TRUST XIII
MFS Diversified Income Fund
MFS Government Securities Fund

MFS SERIES TRUST XIV
MFS Institutional Money Market Portfolio
MFS Institutional Municipal Money Market Portfolio

STAND-ALONE FUNDS
MFS Growth Opportunities Fund
Massachusetts Investors Growth Stock Fund
MFS Government Limited Maturity Fund
Massachusetts Investors Trust

CLOSED-END FUNDS
MFS Charter Income Trust
MFS Government Markets Income Trust
MFS Intermediate Income Trust
MFS Multimarket Income Trust
MFS Municipal Income Trust
MFS Special Value Trust

MFS MUNICIPAL SERIES TRUST
MFS Alabama Municipal Bond Fund

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MFS Arkansas Municipal Bond Fund
MFS California Municipal Bond Fund
MFS Florida Municipal Bond Fund
MFS Georgia Municipal Bond Fund
MFS Maryland Municipal Bond Fund
MFS Massachusetts Municipal Bond Fund
MFS Mississippi Municipal Bond Fund
MFS New York Municipal Bond Fund
MFS North Carolina Municipal Bond Fund
MFS Pennsylvania Municipal Bond Fund
MFS South Carolina Municipal Bond Fund
MFS Tennessee Municipal Bond Fund
MFS Virginia Municipal Bond Fund
MFS West Virginia Municipal Bond Fund
MFS Municipal Income Fund

MFS INSTITUTIONAL TRUST
MFS Institutional International Equity Fund
MFS Institutional International Research Equity Fund
MFS Institutional Large Cap Value Fund

MFS VARIABLE INSURANCE TRUST

MFS Capital Opportunities Series
MFS Emerging Growth Series
MFS Global Equity Series
MFS High Income Series
MFS Investors Growth Stock Series
MFS Investors Trust Series
MFS Mid Cap Growth Series
MFS Money Market Series
MFS New Discovery Series
MFS Research Bond Series
MFS Research International Series
MFS Research Series
MFS Strategic Income Series
MFS Total Return Series
MFS Utilities Series
MFS Value Series

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SUN LIFE PRODUCTS
MFS/Sun Life Series Trust:
Bond Series
Capital Appreciation Series
Capital Opportunities Series
Core Equity Series
Emerging Growth Series
Emerging Markets Equity Series
Global Governments Series
Global Growth Series
Global Total Return Series
Government Securities Series
High Yield Series
International Growth Series
International Value Series
Massachusetts Investors Growth Stock Series
Massachusetts Investors Trust Series
Mid Cap Growth Series
Mid Cap Value Series
Money Market Series
New Discovery Series
Research International Series
Research Series
Strategic Growth Series
Strategic Income Series
Strategic Value Series
Technology Series
Total Return Series
Utilities Series
Value Series

Compass Variable Accounts:
Capital Appreciation Variable Account
Government Securities Variable Account
Global Governments Variable Account
High Yield Variable Account
Money Market Variable Account
Total Return Variable Account

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